Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

Limbach Holdings LLC,

1347 Capital Corp.,

and

FdG HVAC LLC, as Limbach Holders’ Representative

dated March 23, 2016

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Table of Contents

(continued)

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Table of Contents

(continued)

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Exhibits and Schedules

Exhibit A	Merger Consideration and Shares of 1347 Capital Class A Preferred Stock

Exhibit B	1347 Capital Class A Preferred Stock

Exhibit C	Operating Agreement of the Surviving Company

Exhibit D	Form of Merger Warrant

Exhibit E	CAB Employment Agreement

Exhibit F	Form of Amended and Restated Registration Rights Agreement

Exhibit G	Form of 1347 Capital Equity Incentive Plan

Exhibit H	1347 Capital Board Composition

Exhibit I	Form of Stockholder Lockup Agreement

Exhibit J	Purchase Price Allocation

Exhibit K	FdG Voting and Lockup Agreement

Company’s Disclosure Schedule

1347 Capital’s Disclosure Schedule

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AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is entered into on March 23, 2016 by and among Limbach Holdings LLC, a Delaware limited liability company (the “Company”), 1347 Capital Corp., a Delaware corporation (“1347 Capital”), and FdG HVAC LLC, a Delaware limited liability company, solely in its capacity as the Limbach Holders’ Representative pursuant to the designation in Section 10.17. All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in ARTICLE 9 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Each of the Company, 1347 Capital, and the Limbach Holders’ Representative may also be referred to individually herein as a “Party”, and collectively as the “Parties.”

PRELIMINARY STATEMENTS

A.           1347 Capital is a blank check company formed for the purpose of effecting a merger, equity interest exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

B.           The Company and its Subsidiaries are engaged in the business of providing electrical, mechanical, plumbing and sheet metal design, engineering, fabrication, installation and maintenance services to commercial and institutional customers in the United States. (the “Business”).

C.           The Parties desire that Merger Sub merge with and into the Company, with the Company continuing as the surviving entity upon the terms and subject to the conditions set forth in this Agreement (the “Merger”).

AGREEMENT

Now, therefore, in consideration of the premises and the mutual promises herein made, and in consideration of the representations, warranties, covenants and other valuable consideration herein contained, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE 1

Transactions

1.1          Merger.

(a)          On the terms and subject to the conditions set forth herein, and in accordance with the relevant provisions of the DLLCA, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate existence of Merger Sub shall cease, and the Company shall continue as the surviving limited liability company (the “Surviving Company”) and shall continue to be governed by the applicable Laws of the State of Delaware. Subject to the provisions of this Agreement, prior to the Closing, the Parties shall duly prepare, and at the Closing, execute and file, a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware with respect to the Merger and make all other filings or recordings as may be required by the DLLCA to make the Merger effective, in each case, in such forms as are reasonably agreeable to the Parties. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware, or at such later time as the Parties shall agree and as shall be set forth in the Certificate of Merger (in either case, such time, the “Effective Time”).

(b)          The Merger shall have the effects set forth herein and in the applicable provisions of the DLLCA. Without limiting the generality of the foregoing, from and after the Effective Time, all property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Company, and all debts, liabilities, obligations, restrictions and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Company.

(c)          At the Effective Time, (i) the Limbach Certificate of Formation shall be the certificate of formation of the Surviving Company until thereafter amended in accordance with its terms or applicable Law, and (ii) the operating agreement of the Company shall be amended and restated in its entirety as set forth in Exhibit C, and, as so amended and restated, shall be the operating agreement of the Surviving Company until thereafter amended in accordance with the terms thereof or as provided by applicable Laws.

(d)          The officers of the Company immediately prior to the Effective Time shall serve as the officers of the Surviving Company from and after the Effective Time until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal, and 1347 Capital, or a wholly owned Subsidiary of 1347 Capital, shall be the sole managing member of the Surviving Company, from and after the Effective Time.

1.2          Effect of Merger on Equity Interests. At the Effective Time, by virtue of the Merger, and without any action on the part of the Company, Merger Sub, 1347 Capital or any Limbach Holder:

(a)          Merger Sub Limited Liability Company Interests. Each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) fully paid and nonassessable limited liability company interest of the Surviving Company.

(b)          Limbach Options. Each Limbach Option outstanding immediately prior to the Effective Time, whether or not then vested or exercisable, will be deemed to be vested and exercised for tax purposes (and not for any other purposes under this Agreement) and then immediately canceled pursuant to the terms of this Agreement.  Each Limbach Vested Optionholder will have the option to elect to receive in exchange for the cancellation of the Limbach Options held by him consideration determined pursuant to Section 1.2(b)(i) or consideration determined pursuant Section 1.2(b)(ii).  To make an effective election, a Limbach Vested Optionholder must execute and deliver a letter of transmittal in the form required by the Limbach Holders’ Representative’s by such day prior to the Effective Time as directed by Limbach Holders’ Representative.  Any Limbach Vested Optionholder who does not timely deliver an executed letter of transmittal with an election pursuant to this Section 1.2(b) will be deemed to have elected to be receive consideration determined pursuant to Section 1.2(b)(ii).  Each Limbach Vested Optionholder electing to be treated under Section 1.2(b)(i) is referred to as a “Cash-out Optionholder,” and each Limbach Vested Optionholder electing (or being deemed to elect) to be treated under Section 1.2(b)(ii) is referred to as a “Participating Optionholder.”  At the Effective Time, the Limbach Option Plan shall terminate and no Limbach Optionholder or Limbach Option Plan participant shall have any rights thereunder, including, without limitation, any rights to acquire any limited liability company interests of the Company.

(i)          Cash-out Optionholders. Each Limbach Vested Option Unit held by a Cash-out Optionholder shall be automatically converted into the right to receive (1) a cash payment equal to the Limbach Option Payment with respect to each such Limbach Vested Option, minus One Thousand Dollars ($1,000) (such difference, the “Cash-out Optionholder Cash Payment”), and (2) one hundred (100) shares of 1347 Common Stock (“Limbach Option Shares”), in each case, in accordance with the procedures set forth in Section 1.3 and such holders of Limbach Vested Options shall cease to have any further rights as holders of Limbach Options.

(ii)         Participating Optionholders. Subject to the last sentence of this Section 1.2(b)(ii), each Limbach Vested Option Unit held by a Participating Optionholder shall be automatically converted into the right to receive (1) a cash payment equal to the Limbach Option Payment with respect to each such Limbach Vested Option, minus the aggregate nominal value of such holder’s portion of the Merger Shares (with a nominal value of Ten Dollars ($10.00) per share) issuable pursuant to clause (3) below (such difference, the “Participating Optionholder Cash Payment”), (2) a Pro Rata Portion of the Merger Warrants, and (3) a Pro Rata Portion of a number of shares of 1347 Common Stock equal to (x) the Merger Shares minus (y) the aggregate number of Limbach Option Shares, in each case, payable to such holder thereof in accordance with the procedures set forth in Section 1.3, and such holders of Limbach Vested Options shall cease to have any further rights as holders of Limbach Options. Notwithstanding the foregoing, if the calculation of the cash portion payable to any Participating Optionholder would result in a negative number, then the Merger Shares and Merger Warrants that would otherwise be payable to such holder will be reduced and equitably reallocated to the holders of Limbach Units and other Participating Optionholders in a manner determined by the Limbach Holders’ Representative in good faith.

(c)          Limbach Units. Subject to the last sentence of Section 1.2(b)(ii), each Limbach Unit that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive (i) a Pro Rata Portion of the Merger Warrants; (ii) a Pro Rata Portion of a number of shares of 1347 Common Stock equal to the Merger Shares minus the aggregate number of Limbach Option Shares; and (iii) a Pro Rata Portion of an amount equal to the Cash Consideration minus the sum of the aggregate amount of Cash-out Optionholder Cash Payments plus the aggregate amount of Participating Optionholder Cash Payments; in each case, payable to such holder thereof in accordance with the procedures set forth in Section 1.3, and the holders of Limbach Units shall cease to have any further rights as holders of Limbach Units.

1.3          Payment and Delivery of Merger Consideration.

(a)          Immediately prior to the Effective Time, 1347 Capital shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company or such other bank or trust company that may be designated by 1347 Capital and be reasonably acceptable to the Company (the “Exchange Agent”), to be held and disbursed pursuant to the terms of the Exchange Agent Agreement, for the benefit of each Person who was, at the Effective Time, a Limbach Holder or a Limbach Vested Optionholder, as applicable, for exchange in accordance with this Section 1.3 through the Exchange Agent, sufficient cash, shares of 1347 Common Stock and warrants in an aggregate amount necessary for the payment of:

(i)          the amount of cash set forth on Exhibit A as the amount of cash consideration based on the Non-Redemption Amount immediately prior to the Closing (the “Cash Consideration”);

(ii)         the number of shares of 1347 Common Stock, each with a nominal value of Ten Dollars ($10.00) per share, set forth on Exhibit A as the number of merger shares based on the Non-Redemption Amount immediately prior to the Closing (collectively, the “Merger Shares”), which Merger Shares shall be subject to the Stockholder Lockup Agreement; provided, that if and to the extent that the aggregate nominal value of the Merger Shares exceeds Fifteen Million Dollars ($15,000,000), the Merger Shares issued in consideration of such excess amount (such Merger Shares, the “Exempt Merger Shares”) shall not be subject to such Stockholder Lockup Agreement; and

(iii)        the number of warrants set forth on Exhibit A as the number of merger warrants based on the Non-Redemption Amount immediately prior to the Closing, each of which shall be substantially in the form of Exhibit D and entitle the holder thereof to purchase one (1) share of 1347 Common Stock at an exercise price of Twelve Dollars and Fifty-Cents ($12.50) (collectively, the “Merger Warrants,” and together with the Merger Shares, the “Equity Consideration”);

provided, that if the Non-Redemption Amount is between two amounts in Exhibit A, then the corresponding Cash Consideration, Merger Shares and Merger Warrants shall be determined by linear interpolation between the Cash Consideration, Merger Share and Merger Warrant amounts, respectively, in the Exhibit A. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the payments contemplated to be paid and issued pursuant to Section 1.2 out of the Exchange Fund. Except as contemplated by Section 1.3(f) hereof, the Exchange Fund shall not be used for any other purpose.

(b)          When directed by the Limbach Holders’ Representative or the Company, 1347 Capital shall cause the Exchange Agent to mail or deliver to each Limbach Holder or Limbach Vested Optionholder: (i) a letter of transmittal (which shall be in customary form and approved in advance by the Limbach Holders’ Representative), and (ii) instructions for effectuating delivery of such letter of transmittal along with such other documentation as required therein. Upon receipt of any such executed letter of transmittal after the Effective Time to the satisfaction of the Exchange Agent and the Limbach Holders’ Representative, the Exchange Agent will pay such Limbach Holder and Limbach Vested Optionholder the amount required to be paid to such Person in respect of such interests pursuant to Sections 1.2(c) and 1.2(b), respectively; provided, that amounts payable to the holders of Limbach Options shall be paid by the Exchange Agent to the Company Parties first, and the Company Parties shall pay such amounts, less applicable withholding Taxes, to the holders of Limbach Options through their payroll system.

(c)          No dividends or other distributions declared or made after the Effective Time with respect to the Merger Shares or Merger Warrants with a record date after the Effective Time shall be paid to any Limbach Holder or Limbach Optionholder with respect to the Merger Shares or Merger Warrants represented thereby, until delivery of the applicable letters of transmittal by such Person. Subject to the effect of escheat, tax or other applicable Laws, following delivery of an applicable letter of transmittal, there shall be paid to the holder of the Merger Shares or Merger Warrants issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time and theretofore paid with respect to such Merger Shares or Merger Warrants, and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to such delivery of a letter of transmittal and a payment date occurring after such delivery, payable with respect to such Merger Shares or Merger Warrants.

(d)          All Merger Shares and Merger Warrants issued upon delivery of a letter of transmittal in accordance with the terms of this Section 1.3 (including any cash paid pursuant to Section 1.3(c)) shall be deemed to have been issued in full satisfaction of all rights pertaining to the Limbach Units and Limbach Options.

(e)          No certificates evidencing fractional Merger Shares or Merger Warrants shall be issued upon the delivery of a letter of transmittal in accordance with this Agreement, and in lieu thereof, each Person who would otherwise be entitled to a fraction of a Merger Share or Merger Warrant shall receive, in lieu of such fractional share or warrant, one (1) whole Merger Share or Merger Warrant, as the case may be.

(f)          Any portion of the Exchange Fund that remains undistributed to any Limbach Holder or Limbach Vested Optionholder for one (1) year after the Effective Time shall be delivered to the Surviving Company, upon demand, and any Limbach Holder or Limbach Vested Optionholder who have not theretofore complied with this Section 1.3 shall thereafter look only to the Surviving Company for the Merger Consideration. Any portion of the Exchange Fund remaining unclaimed by Limbach Holders or Limbach Vested Optionholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any government entity shall, to the extent permitted by applicable Law, become the property of 1347 Capital free and clear of any claims or interest of any Person previously entitled thereto.

(g)          Notwithstanding any provision of this Agreement to the contrary, none of the Exchange Agent, 1347 Capital, the Surviving Company or any other Person shall be liable to any Limbach Holder, Limbach Optionholder or to any other Person for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

1.4          Preferred Stock. At the Closing, 1347 Capital shall issue and sell to Sponsor, its Affiliates or other investors identified by Sponsor, and Sponsor, its Affiliates or such investors shall purchase from 1347 Capital, such number of shares of 1347 Capital Class A Preferred Stock, if any, as set forth on Exhibit A.

1.5          Deliveries.

(a)          Contemporaneously with the execution of this Agreement, Charles A. Bacon III is executing and delivering to 1347 Capital an Employment Agreement, in the form of Exhibit E attached hereto (the “CAB Employment Agreement”), setting forth the terms of his employment with 1347 Capital, effective upon the Closing; and

(b)          Within three (3) Business Days of the execution of this Agreement, FdG HVAC LLC, in its capacity as an equityholder of the Company, and the other parties thereto, shall execute and deliver a voting and lockup agreement, in the form of Exhibit K attached hereto (the “FdG Voting Agreement”).

1.6          Withholding. 1347 Capital, the Surviving Company, the Exchange Agent and their Affiliates shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any Person such amounts as are required to be deducted or withheld therefrom under the Code, or under any provision of state, local or foreign Tax Law or under any other applicable legal requirement; provided, that 1347 Capital, the Surviving Company, the Exchange Agent and their Affiliates shall notify such Person of their intent to withhold any amounts (other than amounts treated as compensation for Tax purposes) under this Section 1.6 at least five days prior to such withholding. To the extent such amounts are so deducted or withheld and timely paid to the appropriate Governmental Body, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

1.7          Closing. The consummation of the Transaction (the “Closing”) shall take place at the offices of Winston & Strawn LLP in New York, New York, commencing at 10:00 a.m. Eastern Time on the second (2nd) Business Day following the satisfaction or waiver of all conditions of the Parties to consummate the Transaction (other than conditions with respect to actions the respective Parties will take at the Closing itself) or such other date and location as 1347 Capital and the Company may mutually determine (the “Closing Date”).

ARTICLE 2

REPRESENTATIONS AND WARRANTIES of the Company

As an inducement to 1347 Capital and Merger Sub to enter into this Agreement and to consummate the Transaction, the Company hereby represents and warrants to 1347 Capital and Merger Sub as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date) that, except as set forth in the correspondingly numbered section of the Company’s Disclosure Schedule:

2.1          Organization, Qualification and Power. Each Company Party (i) is duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business and, if applicable, is in good standing under the Laws of each jurisdiction (other than Delaware) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to the 1347 Capital Parties, prior to the date of this Agreement, correct and complete copies of the Organizational Documents of each Company Party, and to the extent in possession of a Company Party, copies of the minute books, share capital record books and the other books and records of each Company Party.

2.2          Authorization of Transaction. Each Company Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The execution, delivery and performance of this Agreement and each Ancillary Agreement by each Company Party, and the consummation of the Transaction, have been duly approved by all requisite action on the part of such Company Party, subject to the Limbach Holder Approval. This Agreement has been duly executed and delivered by the Company, and assuming the due authorization, execution and delivery of the same by each other party hereto, this Agreement shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. When each Ancillary Agreement is delivered in accordance with this Agreement, such Ancillary Agreement will be duly executed and delivered by each Company Party that is a party thereto, and assuming the due authorization, execution and delivery of the same by each other party thereto, such Ancillary Agreement shall constitute the valid and legally binding obligation of each Company Party that is a party thereto, enforceable against such Company Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

2.3          Capitalization and Subsidiaries; Title to Limbach Units.

(a)          The Limbach Units and Limbach Options represent one hundred percent (100%) of the authorized, issued and outstanding Equity Interest and other securities of the Company, and Section 2.3(a) of the Company’s Disclosure Schedule lists the record and beneficial owners of such Limbach Units and Limbach Options and the number of Limbach Units and Limbach Options owned by each such Person. All of the Limbach Units are duly authorized, validly issued, fully paid and non-assessable. None of the Limbach Units have been issued in violation of, or are subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. There are no (i) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to the Company or its Equity Interests, (ii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Equity Interests of the Company, or (iii) Contracts under which the Company is, or may become obligated, to acquire, redeem, sell or otherwise issue any Equity Interests or any other securities of the Company. To the Knowledge of the Company, each Limbach Holder has good and marketable title to, and is the record and beneficial owner of, the Limbach Units indicated as owned by it in Section 2.3(a) of the Company’s Disclosure Schedule, free and clear of all Liens, other than the Permitted Liens.

(b)          Section 2.3(b) of the Company’s Disclosure Schedule lists all of the authorized, issued and outstanding Equity Interests and other securities of each Subsidiary of the Company, the record and beneficial owners of such Equity Interests and the number of shares or units of Equity Interests owned by each such Person. All of the Equity Interests listed in Section 2.3(b) of the Company’s Disclosure Schedule is duly authorized, validly issued, fully paid and non-assessable, and none of such Equity Interests has been issued in violation of, or is subject to, any restriction on transfer, repurchase option, right of redemption, preemptive right, rights of first refusal or other agreements or rights. There are no (i) authorized, issued or outstanding equity appreciation rights, phantom equity rights, profit participations or similar rights with respect to any Subsidiary of the Company, (ii) voting agreements, voting trusts, proxies or other Contracts with respect to the voting or transfer of the Equity Interests of any Subsidiary of the Company, or (iii) Contracts under which any Subsidiary of the Company is or may become obligated to acquire, redeem, sell or otherwise issue any Equity Interests or any other securities of any Subsidiary of the Company. Each Person set forth in Section 2.3(b) of the Company’s Disclosure Schedule has, and will have immediately following the Closing, good and marketable title to, and is, and will be immediately following the Closing, the record and beneficial owner of, the Equity Interests indicated as owned by it free and clear of any and all Liens, other than the Permitted Liens.

(c)          No Company Party owns, directly or indirectly, any Equity Interest, debt or other investment or interest in any Person, in each case, other than the Equity Interests of another Company Party.

2.4          Non-contravention; Required Consents.

(a)          The execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (a) violate or conflict with any (i) Law or Order applicable to any Company Party, or to the Knowledge of the Company, any Limbach Holder or Limbach Optionholder, or (ii) provision of the Organizational Documents of any Company Party; (b) conflict with, result in a material breach of, constitute a material default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any Material Contract or Permit to which any Company Party is a party or by which any of their respective assets are bound or subject; (c) result in the creation or imposition of any Lien (other than Permitted Liens) upon the Equity Interests or assets of any Company Party, or to the Knowledge of the Company, any of the Limbach Units; or (d) require any notice to, filing with, or Permit or Consent of any Governmental Body in order to consummate the Transaction.

(b)          There is no Order, and no Proceeding is pending, or to the Knowledge of the Company, threatened in writing, against any Limbach Holder, Limbach Optionholder, any Company Party or the Business, or any of their respective assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits any Limbach Holder, Limbach Optionholder or any Company Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

2.5          Brokers’ Fees. No Company Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

2.6          Financial Statements; Absence of Certain Changes.

(a)          Attached to Section 2.6(a)(i) of the Company’s Disclosure Schedule are correct and complete copies of the following financial statements of the Company Parties: (i) audited balance sheets, statements of income and members’ equity as of and for the fiscal years ended December 31, 2013 and 2014(collectively, the “Audited Financial Statements”); ii) unaudited balance sheet, statements of income and members’ equity as of and for the twelve-month period ended December 31, 2015 (the “2015 Unaudited Financial Statements”), and (iii) unaudited balance sheet, statements of income and members’ equity as of and for the one-month period ended January 31, 2016 (collectively, the “Interim Financial Statements”, and together with the Audited Financial Statements and the 2015 Unaudited Financial Statements, the “Financial Statements”). The Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with past practices of the Company Parties, subject, in the case of the 2015 Unaudited Financial Statements and the Interim Financial Statements, to (y) normal and recurring year-end adjustments (the effect of which will not be materially adverse), and (z) the absence of notes that, if presented, would not differ materially from those presented in the Audited Financial Statements. The Financial Statements were prepared in accordance with the books of account and other financial records of the Company Parties and the Business, except as may be indicated in the notes or schedules thereto, and present fairly, in all material respects, the financial condition, results of operation and changes in equity of the Company Parties and the Business as of their respective dates and for the periods then ending.

(b)          To the Knowledge of the Company, no Company Party and no manager, director, officer, employee, auditor or accountant of any Company Party has received any written complaint, allegation, assertion or claim regarding (i) any fraud, whether or not material, that involves the Company Parties’ management or other employees who have a role in the preparation of financial statements, or any Limbach Holder in connection with the Business, or (ii) the accounting or auditing practices, procedures, methodologies or methods of the Company Parties or their respective Internal Controls.

(c)          Since the Most Recent Fiscal Year End, the Company Parties and the Business have been conducted in the Ordinary Course of Business, and there has not been any Material Adverse Effect and no event has occurred, and no fact, condition or circumstance exists which would reasonably be expected to result in a Material Adverse Effect. Since the Most Recent Fiscal Year End, neither the Business nor any Company Party has:

(i)          sold, leased, transferred, assigned, surrendered, abandoned, released, encumbered or otherwise disposed of any asset or property (tangible or intangible) with a value in excess of $250,000, other than sales of inventory, materials or equipment in the Ordinary Course of Business;

(ii)         experienced any damage, destruction or loss to its assets or properties (tangible or intangible) in excess of $100,000 that is not covered by insurance (subject to deductibles and policy limits);

(iii)        terminated, amended, modified or entered into any Material Contract outside the Ordinary Course of Business (or any Contract that would have been a Material Contract if in existence on the date hereof), or received written notice from any Person regarding the acceleration, termination, modification or cancelation of any Material Contract (or any Contract that would have been a Material Contract if in existence on the date hereof), excluding any purchase orders, change orders and Construction Related Contracts entered into in the Ordinary Course of Business;

(iv)        issued, created, incurred or assumed any Debt involving more than $100,000, excluding any Debt incurred pursuant to that certain Loan And Security Agreement, dated as of March 30, 2010, by and among the Company and Limbach Facility Services LLC, the other loan parties that are parties thereto and Fifth Third Bank, as lender, as amended by that Amendment No. 1 to Loan and Security Agreement, dated as of September 2, 2011, as further amended by that Amendment No. 2 to Loan and Security Agreement and Waiver, dated as of March 7, 2012, further amended by that Amendment No. 3 to Loan and Security Agreement and Waiver, dated as of December 12, 2014, and as further amended by that Amendment No. 4 to Loan and Security Agreement and Waiver, dated as of January 8, 2016;

(v)         except in the Ordinary Course of Business, forgiven, canceled, compromised, waived, released or otherwise disposed of, in any way, any Debt owed to it, or any right, power or claim, involving more than $100,000;

(vi)        issued, sold, repurchased, redeemed or made any other disposition or acquisition of any Equity Interest, or granted any options, warrants or other rights to acquire (including upon conversion, exchange or exercise) any Equity Interest, or declared, set aside, made or paid any dividend or distribution with respect to its Equity Interests (other than tax distributions), or made any other payment to the holders of its Equity Interests (or any Affiliate of such holders), or amended or made any change to any of its Organizational Documents;

(vii)       except in the Ordinary Course of Business, (A) granted or announced any increase in salary or bonuses, any incentive award, bonus, severance or similar compensation or otherwise increased the compensation or benefits payable or provided to any present or former director, officer, employee, consultant, advisor, agent or other individual service provider, in each case, with respect to individuals with a base salary in excess of $200,000 per annum, except such grants, announcements and increases set forth in Section 2.6(b)(vii) of the Company’s Disclosure Schedule required by existing Contracts; (B) adopted, amended or terminated any Employee Benefit Plan or increased the compensation or benefits provided under any Employee Benefit Plan; or (C) granted any equity or equity-based awards;

(viii)      made any material commitments outside of the Ordinary Course of Business and in excess of $100,000 for capital expenditures to be paid after the Closing or failed to incur capital expenditures in accordance with any capital expense budget;

(ix)         except as required by applicable Law or GAAP, instituted any material change in its accounting principles, practices or methods, or cash management practices, including the collection of receivables, the payment of payables or expenses, or the accrual of liabilities;

(x)          except in the Ordinary Course of Business, (A) made, changed or rescinded any Tax election, (B) settled or compromised any material Tax liability, (C) amended any Tax Return or taken any position on any Tax Return, or (D) entered into any other transaction that would have the effect of materially increasing its Tax liability or materially reducing any of its Tax assets in respect of any taxable period ending after the Most Recent Fiscal Year End;

(xi)         except in the Ordinary Course of Business, entered into any material transaction with any Affiliate;

(xii)        made a material loan or advance to any Person, other than advances to employees for business expenses or employee benefits to be incurred in the Ordinary Course of Business or transactions with customers on credit in the Ordinary Course of Business;

(xiii)       effected any business combination, reorganization, recapitalization or other acquisition or disposition of a material amount of assets or properties in any manner (whether by merger or purchase of equity or assets or otherwise) with any Person;

(xiv)      commenced or settled any material Proceeding, other than (a) those Proceedings related to claims insured under the Company Parties’ existing insurance policies (subject to the deductible and applicable policy limits), or (b) conducted in the Ordinary Course of Business;

(xv)       revalued, in any material respect, material assets or properties, including writing off notes or accounts receivable, other than in the Ordinary Course of Business or as required by Law or GAAP;

(xvi)      abandoned, allowed to lapse, transferred or licensed to (or covenanted not to assert against) any Person any material rights to any material Intellectual Property, other than in the Ordinary Course of Business; or

(xvii)     agreed, committed to or entered into any Contract to do any of the foregoing, except as contemplated by this Agreement.

2.7          Undisclosed Liabilities. The Company Parties do not have, and the assets, properties and rights of the Business are not subject to, any liabilities (whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued) that are required by GAAP to be disclosed on the financial statements of the Company Parties, except for liabilities that (a) are adequately reflected or reserved against on the face of the Financial Statements, rather than in any notes or schedules thereto, (b) were incurred subsequent to the date of the Financial Statements in the Ordinary Course of Business (none of which result from, arise out of, relate to or were caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), (c) result from the obligations of the Company Parties under this Agreement or the Ancillary Agreements, and (d) those which are not, individually or in the aggregate, material in amount.

2.8          Litigation; Legal Compliance; Permits. Except for environmental matters which solely are addressed in Section 2.16:

(a)          Except to the extent covered by insurance (subject to policy limits and deductibles), there is no material Proceeding pending, or to the Knowledge of the Company, threatened in writing, involving the Company Parties or the Business, or affecting any of their respective assets, rights or properties.

(b)          There are no material Orders to which the Company Parties or the Business are subject, except for regulatory decrees and Orders of general applicability to Persons conducting similar businesses in the affected jurisdiction. To the Knowledge of the Company, each Company Party has complied with, and is in compliance with, in all material respects, all applicable Laws and Orders applicable to Company Parties and the Business. To the Knowledge of the Company, the Company Parties and the Business possess, and immediately following the Closing, will possess, all material Consents and Permits necessary to own, lease and operate their properties and to carry on their respective businesses as presently conducted, and all such Consents and Permits are, and to the Knowledge of the Company, immediately following the Closing will be, valid and in full force and effect. No material Proceeding is pending, and no Company Party has received any notice from any Person alleging or threatening to initiate any material Proceeding, relating to any breach or violation of any Law, Order, Permit or Consent applicable to the Company Parties or Business.

(c)          There is no bankruptcy or insolvency Proceeding of any character, including, without limitation, bankruptcy, receivership, reorganization, dissolution or arrangement with creditors, voluntary or involuntary, affecting the Company Parties, and no Company Party has taken any action in contemplation of, or which would constitute the basis for, the institution of any such Proceeding. No Company Party is insolvent under any bankruptcy, insolvency, reorganization, moratorium or similar Law, and each Company Party has been paying its respective debts as they become due and within vendor terms.

2.9          Tax Matters.

(a)          The Company Parties have timely filed all Tax Returns required to filed by them, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes owed by the Company Parties (whether or not shown or required to be shown on any Tax Return) have been paid. As of the date hereof, no Company Party is currently the beneficiary of any extension of time within which to file any Tax Return. Since January 1, 2013, no written claim has been made by an authority in a jurisdiction where the Company Parties do not file Tax Returns that any of the Company Parties is or may be subject to taxation by that jurisdiction. None of the Company Parties has any material liability for delinquent Taxes. There are no Liens on any of the assets of the Company Parties that arose in connection with any failure (or alleged failure) to pay any Tax (other than Taxes not yet due and payable).

(b)          To the Knowledge of the Company, each Company Party has withheld (i) all material required Taxes from payments to its employees, independent contractors, agents, nonresidents, members, lenders, and other Persons (and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed) and (ii) all sales, use, ad valorem and value added Taxes. Each Company Party has timely remitted all such withheld Taxes to the proper Governmental Body in accordance with all applicable Laws.

(c)          There is no Proceeding pending, proposed, or to the Knowledge of the Company, threatened in writing, against or concerning the Business or Company Party with respect to any Taxes or Tax Returns.

(d)          No Company Party has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension is still in effect.

(e)          No closing agreement is currently in force pursuant to Section 7121 of the Code (or any similar provision of Law) with respect to any of the Company Parties, and none of the Company Parties have obtained a ruling from any taxing authority with respect to any Tax which, in each case, will have any effect after the Closing.

(f)          Each Company Party is, and at all times since December 13, 2002, has been, treated as either a partnership or a disregarded entity for federal income tax purposes. No election has been made (or is pending) to change the federal income Tax treatment of any of the Company Parties. None of the Company Parties has made an election to apply the provisions governing partnership Tax audits included in the Bipartisan Budget Act of 2015. None of the Company Parties is liable for income Taxes in any state or local jurisdiction or is required (or elected) to pay income Taxes of any of its owners (including by electing to file composite returns or by means of withholding).

(g)          No Company Party is, or has ever been, a party to or bound by any Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement (other than such agreement or arrangement entered into in the Ordinary Course of Business the primary focus of which is not Taxes) allocating Tax liability or Tax benefit that will require any payment after the date hereof. Neither the Company nor any of its Subsidiaries (A) has been a member of an Affiliated Group (other than a group the common parent of which was a Company Party), or (B) has any liability for the Taxes of any Person (other than a Company Party) as a result of joint and several liability (including under Treasury Regulation §1.1502-6 or any similar provision of state, local or foreign Law), transferee liability, successor liability, or contractual liability (other than any contract entered into in the Ordinary Course of Business the primary focus of which is not Taxes).

(h)          No Company Party is required to pay, gross up, or otherwise indemnify any employee or contractor for any potential Taxes imposed under Section 409A of the Code.

(i)          No Company Party is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) that ends after the Closing Date as a result of any:

(i)          installment sale transaction occurring on or before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws);

(ii)         transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Laws);

(iii)        agreement with any Governmental Body (including a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law)) entered into on or prior to the Closing Date;

(iv)        prepaid amount received on or prior to the Closing Date;

(v)         election (including a protective election) pursuant to Section 108(i) of the Code; or

(vi)        change of method of accounting requested on or prior to the Closing Date.

(j)          No Company Party uses the “cash” basis method of accounting.

(k)          No Company Party has engaged in any transaction that could affect the income Tax liability for any taxable year not closed by the applicable statute of limitations (i) which is a “reportable transaction” or (ii) which is a “listed transaction” within the meanings of Section 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(l)          No Company Party is subject to a material Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of the Transaction.

2.10        Real Property; Personal Property.

(a)          Section 2.10(a) of the Company’s Disclosure Schedule lists the address and legal description of all Owned Real Properties. With respect to each such Owned Real Property:

(i)          Each Company Party is the sole titleholder of record and owns fee simple title to the land and Improvements indicated as owned by it in Section 2.10(a) of the Company’s Disclosure Schedule, free and clear of all Liens, except for Permitted Liens or as would not otherwise, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect; and

(ii)         except in the Ordinary Course of Business, no Company Party has leased, licensed or otherwise granted to any Person the right to access, use or occupy such Owned Real Properties or any portion thereof.

(b)          Section 2.10(b) of the Company’s Disclosure Schedule sets forth the address of each parcel of Leased Real Property, and a true and complete list of all Leases for each parcel of Leased Real Property. The Company has made available to the 1347 Capital Parties, prior to the date of this Agreement, a true and complete copy of each Lease in its possession, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(c)          Subject to the respective terms and conditions in the Leases, each Company Party is the sole legal and equitable owner of the leasehold interest in the Leased Real Property indicated as leased by it in Section 2.10(b) of the Company’s Disclosure Schedule, and holds a leasehold or sub-leasehold estate free and clear of all Liens, other than Permitted Liens.

(d)          With respect to each parcel of Owned Real Property or premises of Leased Real Property, as applicable, to the Knowledge of the Company: (i) no Limbach Holder or Company Party has received any written notice of a threatened condemnation Proceeding, suit or administrative action relating to any such parcel or other matters affecting adversely the current use or occupancy thereof; (ii) the operation of the Real Property in the manner in which it is now operated complies, in all material respects, with all zoning, building, use, safety or other similar Laws; (iii) no Limbach Holder or Company Party has received any written notice of any pending special Tax, levy or assessment for benefits or betterments that affect any parcel of Real Property; and (iv) no Limbach Holder or Company Party has granted, or entered into any Contract granting, to any third party, the right of use or occupancy of any such parcel of Real Property or portion thereof, and there are no third parties in possession of any such parcel of Real Property or portion thereof, other than the Permitted Liens. The Real Property comprises all of the real property used in the Business, and no Company Party is a party to any Contract or option to sell or transfer any such Real Property or any portion thereof or interest therein.

(e)          Except for properties and assets sold or otherwise disposed of in the Ordinary Course of Business, the Company Parties hold and own good and valid title to, or a valid leasehold interest in, all Contracts, assets, inventory, machinery, equipment and other tangible personal property that are (i) reflected on the Financial Statements, or (ii) otherwise used in the operation of the Business, in each case, free and clear of all Liens, other than Permitted Liens.

(f)          All of the Contracts, assets, rights and properties, whether tangible and intangible or whether real, personal, or mixed, currently owned, leased or licensed by the Company Parties are sufficient for the operation of the Business in its current capacity and in the Ordinary Course of Business following the Closing.

2.11        Intellectual Property.

(a)          To the Knowledge of the Company, the operation of the Business does not interfere with, infringe upon, misappropriate, or violate any Intellectual Property rights of any Person in any respect, and no Limbach Holder or Company Party has received any written charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company Parties must license or refrain from using any Intellectual Property rights of any Person). To the Knowledge of the Company, no Person is interfering with, challenging, infringing upon, misappropriating, or violating any material Intellectual Property rights of the Company Parties or the Business.

(b)          Section 2.11(b) of the Company’s Disclosure Schedule identifies each patent, material trademark, material service mark, Internet domain name, and copyright registration or application which is owned by the Company Parties or utilized in the operation of the Business. Each Company Party owns all right, title and interest in and to, free and clear of any Liens, all the Intellectual Property required to be disclosed in Section 2.11(b) of the Company’s Disclosure Schedule and such Intellectual Property is not subject to any outstanding Order restricting the use or licensing thereof by the Company Parties or the Business, and such Intellectual Property is valid and enforceable. Each item of Intellectual Property owned or used by the Company Parties or the Business immediately prior to the Closing will be owned or available for use by the Company Parties and the Business immediately subsequent to the Closing on identical terms and conditions as owned or used by the Company Parties or the Business immediately prior to the Closing.

(c)          The Company Parties are in compliance with, in all material respects, all confidentiality obligations under each Contract to which the Company Parties are a party.

2.12        Material Contracts.

(a)          Section 2.12(a) of the Company’s Disclosure Schedule lists the following Contracts to which any Company Party is a party or by which its assets are bound, or that is otherwise related to the Business (other than Construction Related Contracts, any Employee Benefit Plan of the Company Parties, and any Multiemployer Plan or Multiemployer Welfare Plan to which a Company Party has a contribution obligation):

(i)          each Contract that has an annualized value or involves aggregate consideration in excess of $250,000 and that cannot be cancelled without penalty or further payment or without more than ninety (90) days’ notice;

(ii)         each Contract for the purchase or lease of equipment or other personal property involving annual payments in excess of $250,000 or the loss of which would material to the Company Parties or the Business;

(iii)        each Lease;

(iv)        each Contract to make any capital expenditure or to purchase a capital asset with remaining obligations in excess $250,000;

(v)         each Contract relating to the acquisition or disposition (by merger, purchase of stock or assets or otherwise) of any operating business, material assets or Equity Interests of any Person entered into during the five-year period prior to the date hereof;

(vi)        each Contract purporting to create a joint venture, partnership or comparable arrangement involving the sharing of profits, losses, costs or liabilities with any other Person involving annual payments in excess of $500,000;

(vii)       each Contract purporting to create a franchise, distributorship or sales agency relationship involving annual payments in excess of $250,000;

(viii)      other than any confidentiality or non-disclosure agreements to which a Company Party is subject, each Contract containing any covenant that purports to restrict or limit any Company Party’s or the Business’ ability (A) to engage in any line of business, (B) to conduct activities in any geographic location, (C) to compete with any Person, (D) to hire or solicit any Person for employment or other business relationship, or (E) to develop, make, license, market, sell or distribute any product or service;

(ix)         each Contract for Debt in excess of $1,000,000;

(x)          each collective bargaining agreement with any labor union currently in force and effect;

(xi)         each Contract relating to employment or consulting between the Company Parties or the Business, on one hand, and any of their officers, directors, or executive level employees, on the other hand;

(xii)        each Contract involving a settlement or compromise of any material Proceeding pursuant to which there is any remaining material obligation of any of the Company Parties;

(xiii)       each Contract involving the license of any material Intellectual Property to a Company Party or by a Company Party to a third party, other than licenses of commercially available software; and

(xiv)      each Contract set forth in Section 2.17 of the Company’s Disclosure Schedule.

(b)          The Company has made available to the 1347 Capital Parties, prior to the date of this Agreement, a correct and complete copy of each written Material Contract, together with all amendments, exhibits, attachments, waivers or other changes thereto, in its possession. To the Knowledge of the Company, each Material Contract is legal, valid, binding, enforceable, in full force and effect and will continue to be legal, valid, binding and enforceable on identical terms following the Closing Date, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) no Company Party is in default under or breach of any Material Contract; (ii) no Material Contract has been cancelled by any Company Party, or to the Knowledge of the Company, any other party thereto; (iii) no counterparty to any Material Contract has or indicated its intent to cease to use the goods or services of the Company or the Business, or to terminate, materially reduce or change its relationship with the Company or the Business; and (iv) no Company Party has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any such Material Contract.

2.13        Insurance. Section 2.13 of the Company’s Disclosure Schedule lists each insurance policy maintained by, on behalf of, for the benefit of or at the expense of the Company Parties or the Business, and any active claims being made thereunder. Such insurance policies cover such risks as are customarily covered by Persons conducting similar businesses, and comply with all Laws applicable to the Company Parties and the Business. All premiums due and payable under all such policies have been paid, and all such policies are, and immediately following the Closing will be, in full force and effect.

2.14        Employees.

(a)          The employment or consulting arrangement of each officer, director, manager, employee, consultant and independent contractor of the Company Parties is, subject to applicable Laws involving the wrongful termination of employees and the terms of the collective bargaining agreements identified in Section 2.12(a) of the Company’s Disclosure Schedule, terminable at will, without the imposition of penalties or damages, by the Company Parties. No Company Party has or will have any severance obligation upon or with respect to the termination of any of its officers, directors, managers, employees, consultants or independent contractors, except for such obligations pursuant to applicable Law. To the Knowledge of the Company, no executive, manager, or group of employees of the Company Parties has advised the Company Parties in writing of their intention to terminate their employment with the Company Parties.

(b)          No Company Party has experienced (nor, to the Knowledge of the Company, has any Company Party been threatened in writing with) any material strike, work stoppage, grievance, or formal unfair labor practice charges, within the past three (3) years. No Company Party has been found by a competent Governmental Body to have committed any material unfair labor practice. To the Knowledge of the Company, no organizational effort is presently being made or threatened in writing by or on behalf of any labor union with respect to employees of the Company Parties. Each Company Party has paid in full to all of its employees all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees, except as to such compensation that might be payable within a reasonable period in the Ordinary Course of Business and except as would not have a Material Adverse Effect.

2.15        Employee Benefits.

(a)          Section 2.15(a) of the Company’s Disclosure Schedule lists each Employee Benefit Plan that is sponsored or maintained by the Company Parties or any of their respective Affiliates for the benefit of any current officers, directors, managers, employees, consultants or independent contractors of the Company Parties or the Business.

(b)          Each Employee Benefit Plan of the Company Parties has been established, maintained, and administered in accordance with, in all material respects, its terms and applicable Law.

(c)          Each Employee Benefit Plan of the Company Parties that is a deferred compensation arrangement within the meaning of Section 409A of the Code complies, in all material respects, in form and operation with Section 409A of the Code and all regulation and guidance promulgated thereunder (or an available exemption therefrom).

(d)          The consummation of the Transaction (either alone or in connection with any termination of employment following the Closing) shall not (i) entitle any current officer, director, manager, employee, consultant or independent contractor of any Company Party to any severance pay, unemployment compensation, or any other payment, (ii) accelerate the time of any material payment or vesting, or increase the amount of any compensation or benefits due to any such officer, director, manager, employee, consultant or independent contractor, or (iii) require any Company Party to fund any vehicle for the benefit of any of their respective officers, directors, managers, employees, consultants or independent contractors.

(e)          The Company Parties have timely paid all contributions required of them to each Multiemployer Plan and each Multiemployer Welfare Plan.

(f)          No Company Party has incurred any withdrawal liability with respect to any Multiemployer Plan and no Multiemployer Plan has asserted any claim against any Company Party for any withdrawal liability.

2.16        Environmental, Health, and Safety Matters. Except for matters which would not, individually or in the aggregate, reasonably be expected to result in a Material Adverse Effect:

(a)          To the Knowledge of the Company, the Company Parties and the Business are, and during the past three (3) years have been, in compliance in all material respects, with all applicable Environmental, Health, and Safety Requirements.

(b)          The Company Parties and the Business have obtained, and are in compliance with the terms of, all Consents and Permits that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of the facilities and the operation of the Business for the last three (3) years. A list of all such Permits is set forth in Section 2.16(b) of the Company’s Disclosure Schedule.

(c)          For the last three (3) years, none of the Company Parties or the Business have received written notice of any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities, including any investigatory, remedial or corrective obligations, relating to any Company Party or the Business, their current or former facilities or the Real Property arising under Environmental, Health, and Safety Requirements.

(d)          To the Knowledge of the Company, no Owned Real Property or Leased Real Property contains underground storage tanks, and no Owned Real Property or Leased Real Property has contained underground storage tanks in the past.

(e)          None of the Company Parties or the Business has treated, stored, disposed of, arranged for the disposal of, transported or released any Hazardous Substance in a manner which has resulted or reasonably would be expected to result in a material liability under applicable Environmental, Health, and Safety Requirements.

(f)          There are no environmental conditions on the Real Property that violate applicable Environmental, Health, and Safety Requirements.

2.17        Affiliate Transactions; Certain Business Relationships. Except for Contracts among the Company Parties and Contracts relating to employee compensation or benefits: (a) there are no Contracts between any Company Party, on the one hand, and any of the Limbach Holders or Limbach Optionholders or any of their respective Affiliates, on the other hand; (b) none of the Limbach Holders or Limbach Optionholders or any of their respective Affiliates has any claims against or owes any amount to, or is owed any amount by, any Company Party; and (c) no Limbach Holder, Limbach Optionholder or Affiliate of any Limbach Holder or Limbach Optionholder has any material interest in or owns any material assets or properties used by the Company Parties or in the conduct of the Business.

2.18        Supplied Information. The information supplied or to be supplied by the Company and its Affiliates for inclusion in the Form S-4 Registration Statement and the proxy statement/prospectus included therein, any document submitted to any Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) will not, at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Form S-4 Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the 1347 Capital Stockholders, (iii) the time of the 1347 Capital Stockholder Meeting, or (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 Registration Statement and the proxy statement/prospectus included therein (except for such portions thereof that relate only to the 1347 Capital Parties) shall comply in all material respects with the applicable provisions of the Securities Exchange Act.

2.19        No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this ARTICLE 2 and in any certificate or agreement delivered pursuant hereto, none of the Company Parties nor any other Person on behalf of a Company Party or any of its Affiliates has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the Company Parties or with respect to any other information provided to the 1347 Capital Parties, and the Company Parties disclaim any such representation or warranty. Except for the specific representations and warranties contained in this ARTICLE 2 (as modified by the Company’s Disclosure Schedules) and in any certificate or agreement delivered pursuant hereto, the Company Parties hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to 1347 Capital Parties or their respective Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to 1347 Capital Parties by any director, officer, employee, agent, consultant, or representative of a Company Party, its Subsidiaries or any of their respective Affiliates), and none of the Company Parties nor any other Person will have or be subject to any liability or obligation to 1347 Capital Parties or any other Person resulting from the distribution to 1347 Capital or any such party's use of, or reliance upon any such information. the Company Parties AGREE THAT NONE OF THE Company PARTIES OR ANY OF THEIR AFFILIATES HAVE RELIED UPON OR ARE relying upon any representations or warranties OF ANY KIND WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ANY EXTRINSIC DOCUMENT, STATEMENT OR INFORMATION) OTHER THAN the specific representations and warranties expressly made by 1347 CAPITAL in ARticle 3 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY 1347 CAPITAL PURSUANT TO THIS AGREEMENT. the Company Parties AGREE THAT THE REPRESENTATIONS AND WARRANTIES expressly made by 1347 CAPITAL in ARticle 3 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY 1347 CAPITAL PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF 1347 CAPITAL PARTIES AND ANY OTHER PERSON IN FAVOR OF THE Company WITH RESPECT TO THIS TRANSACTION AND ANY OTHER REPRESENTATIONS AND WARRANTIES NOT SPECIFICALLY SET FORTH in ARTICLE 3 of this Agreement OR IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY 1347 CAPITAL PURSUANT TO THIS AGREEMENT, WHETHER EXPRESS OR IMPLIED, ARE specifically disclaimED. The Company Parties further acknowledge and agree that, Except for the specific representations and warranties expressly made by 1347 CAPITAL in ARTICLE 3 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY 1347 CAPITAL PURSUANT HERETO, none of the 1347 CAPITAL Parties or any of their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives (i) have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the diligence materials provided by the 1347 CAPITAL Parties or (ii) shall have any liability whatsoever to the Company Parties or any of their representatives relating to or resulting from the use of such DILIGENCE MATERIALS or any errors therein or omissions therefrom AND THAT THE Company PARTIES HAVE NOT RELIED AND ARE NOT RELYING ON ANY SUCH DOCUMENT, STATEMENT OR INFORMATION.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES CONCERNING 1347 CAPITAL

As an inducement to the Company to enter into this Agreement and to consummate the Transactions, 1347 Capital hereby represents and warrants, to the Company, as of the date of this Agreement and as of the Closing Date (or if a representation or warranty is made as of a specified date, as of such specified date), that, except as set forth in the correspondingly numbered section of 1347 Capital’s Disclosure Schedule or as disclosed in the 1347 Capital SEC Filings:

3.1          Organization, Qualification and Power. Each 1347 Capital Party (i) is duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has the requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted, and (iii) is duly licensed or qualified to conduct its business, and if applicable, is in good standing under the Laws of each jurisdiction (other than Delaware) in which the conduct of its business or the ownership of its properties or assets requires such license or qualification, in each case, except where the failure to be so organized or existing, to have such power or authority, or if applicable, to be in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.2          Authorization of Transaction. Subject to the receipt of the Required Vote, each 1347 Capital Party has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other Ancillary Agreement to which it is a party, to perform its respective obligations hereunder and thereunder, and to consummate the Transaction. The 1347 Capital Board has authorized the execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party, and subject to receipt of the Required Vote, no other corporate proceedings on the part of 1347 Capital are necessary to approve and authorize the execution, delivery and performance of this Agreement or any Ancillary Agreement to which it is a party. This Agreement has been duly executed and delivered by 1347 Capital, and assuming the due authorization, execution and delivery of the same by each other party hereto, this Agreement shall constitute the valid and legally binding obligation of 1347 Capital, enforceable against 1347 Capital in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies. When each Ancillary Agreement is delivered in accordance with this Agreement, such Ancillary Agreement will be duly executed and delivered by each 1347 Capital Party that is a party thereto, assuming the due authorization, execution and delivery of the same by each other party thereto, such Ancillary Agreements shall constitute the valid and legally binding obligation of each 1347 Capital Party that is a party thereto, enforceable against such 1347 Capital Party in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors generally and by the availability of equitable remedies.

3.3          Capitalization.

(a)          The 1347 Capital SEC Filings set forth the authorized, issued and outstanding Equity Interests of 1347 Capital, and except set forth therein or as contemplated by this Agreement and the Ancillary Agreements, there are (i) no other options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of 1347 Capital or obligating 1347 Capital to issue or sell any shares of Equity Interests and (ii) no outstanding contractual obligations of 1347 Capital to repurchase, redeem or otherwise acquire any Equity Interests of 1347 Capital. All of the shares of 1347 Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(b)          Section 3.3(b) of 1347 Capital’s Disclosure Schedule lists all of the authorized, issued and outstanding Equity Interests of each Subsidiary of 1347 Capital (direct or indirect), the record and beneficial owners of such Equity Interests. Except as contemplated by this Agreement and the Ancillary Agreements: (i) no 1347 Capital Party owns, directly or indirectly, any Equity Interests of, or has any commitment to contribute to the capital of, share in any losses of, to make loans or otherwise provide financial support to or on behalf of, any other Person (excluding other 1347 Capital Parties); (ii) there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued Equity Interests of the Subsidiaries of 1347 Capital or obligating of the Subsidiaries of 1347 Capital to issue or sell any Equity Interests; and (iii) there are no outstanding contractual obligations of the Subsidiaries of 1347 Capital to repurchase, redeem or otherwise acquire any Equity Interests of any Person. All of the Equity Interests set forth in Section 3.3(b) of 1347 Capital’s Disclosure Schedule, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable.

(c)          Upon the Closing, the Merger Shares and Merger Warrants will be duly authorized, validly issued, fully paid and non-assessable, and shall be issued without violation of any preemptive rights of any third party free and clear of any Liens, other than Permitted Liens.

3.4          Non-contravention; Required Consents.

(a)          The execution, delivery and performance of this Agreement and each Ancillary Agreement, and the consummation of the Transaction, does not and will not, directly or indirectly, (i) violate or conflict with any (A) Law or Order applicable to any 1347 Capital Party, or (B) provision of the Organizational Documents of any 1347 Capital Party; (ii) conflict with, result in a material breach of, constitute a material default under (with or without notice, lapse of time or both), result in the acceleration of, create in any party the right to accelerate, terminate, modify, not renew or cancel, or require any notice or payment under any material Contract or Permit to which any 1347 Capital Party is a party or by which any of their respective assets are bound or subject; or (iii) result in the creation or imposition of any Lien (other than Permitted Liens) upon any 1347 Common Stock or any assets of any 1347 Capital Party, other than Permitted Liens. Other than the Required Vote, the filing with the SEC of the Form S-4 Registration Statement and such other documents in compliance with the Securities Exchange Act and the Securities Act as may be required in connection with this Agreement, any Ancillary Agreement and the Transaction and such Consents and Permits, the failure to make or obtain which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, no 1347 Capital Party is required to give any notice to, make any filing with, or obtain any Permit or Consent of any Governmental Body in order to consummate the Transaction.

(b)          There is no Order, and no Proceeding is pending, or to the Knowledge of 1347 Capital, threatened in writing, against any 1347 Capital Party, or any of their respective assets, properties or rights, that (i) challenges or questions the validity of this Agreement or any Ancillary Agreement or any action taken or to be taken in connection with the Transaction, (ii) seeks to restrain or enjoin, or to obtain monetary damage in respect of, the consummation of the Transaction, or (iii) prohibits any 1347 Capital Party from complying with its obligations under this Agreement or any Ancillary Agreement or otherwise consummating the Transaction.

3.5          Brokers’ Fees. No 1347 Capital Party has any liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the Transaction.

3.6          SEC Filings; Financial Statements; Absence of Certain Changes.

(a)          1347 Capital has filed with the SEC all forms, reports, schedules, registration statements and other documents required to be filed by it with the SEC for and since its initial public offering of securities, and will file all such forms, reports, schedules, registration statements and other documents required to be filed subsequent to the date of this Agreement through the Closing. As of their respective dates, the 1347 Capital SEC Filings (i) were prepared in accordance, in all material respects, with applicable Law, including the rules, regulations and requirements of the Securities Act, the Securities Exchange Act and the Sarbanes-Oxley Act, as applicable, as in effect on the date so filed, and (ii) did not, at the time they were filed (or, if amended, as of the date of such amendment), contain any untrue statement of a material fact or omit to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, that 1347 Capital makes no representation or warranty whatsoever concerning any 1347 Capital SEC Filing as of any time other than the date or period with respect to which it was filed. All 1347 Capital SEC Filings have been delivered to the Company in the form filed with the SEC or are available on EDGAR. The certifications and statements required by (x) Rule 13a-14 under the Securities Exchange Act and (y) 18 U.S.C. § 1350 (Section 906 of the Sarbanes-Oxley Act) relating to the 1347 Capital SEC Filings are accurate and complete and comply as to form and content with all applicable Governmental Bodies in all material respects.

(b)          Each of the consolidated financial statements included in or incorporated by reference into the 1347 Capital SEC Filings (including, in each case, any notes and schedules thereto, collectively, the “1347 Capital Financial Statements”) was prepared in accordance with (i) GAAP, applied on a consistent basis throughout the periods indicated, and (ii) Regulation S-X or Regulation S-K, as applicable, subject, in the case of the unaudited financial statements, to normal recurring year-end adjustments (the effect of which will not, individually or in the aggregate, be materially adverse) and the absence of notes (to the extent permitted by Regulation S-X or Regulation S-K, as applicable). Each such financial statement fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of 1347 Capital as of the respective dates thereof and for the respective periods indicated therein, except as otherwise noted therein.

(c)          No 1347 Capital Party has any liability or obligation (whether asserted or unasserted, absolute or contingent, or accrued or unaccrued) that would be required to be reflected on the 1347 Capital Financial Statements, prepared in accordance with GAAP, except for liabilities that (i) are adequately reflected or reserved against on the face of the 1347 Capital Financial Statements, rather than in any notes or schedules thereto, (ii) were incurred subsequent to the date of the 1347 Capital Balance Sheet in the Ordinary Course of Business (none of which, in either case, results from, arises out of, relates to, is in the nature of or was caused by any breach of Contract, breach of warranty, tort, infringement or violation of Law), (iii) result from the obligations of 1347 Capital under this Agreement or the Ancillary Agreements, or (iv) are not, individually or in the aggregate, material in amount.

(d)          The financial records, systems, controls, data and information of 1347 Capital are recorded, stored, maintained and operated under means that are under the exclusive ownership and direct control of 1347 Capital or its accountants. 1347 Capital has devised and maintain a system of Internal Controls that satisfy the requirements of Rule 13a-15(f) and 15d-15(f) under the Securities Exchange Act, and such Internal Controls are designed to ensure that all material information concerning 1347 Capital is made known on a timely basis to the individuals responsible for the preparation of 1347 Capital SEC Filings and other public disclosure documents. To the Knowledge of 1347 Capital, each director and executive officer of 1347 Capital has filed with the SEC on a timely basis all statements required with respect to 1347 Capital by Section 16(a) of the Securities Exchange Act and the rules and regulations thereunder.

(e)          No 1347 Capital Party, or any manager, director, officer or employee of a 1347 Capital Party, or to the Knowledge of 1347 Capital, any auditor or accountant of a 1347 Capital Party, has received any written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of a 1347 Capital Party or their respective Internal Controls, including any complaint, allegation, assertion or claim that a 1347 Capital Party has engaged in questionable accounting or auditing practices.

(f)          None of the Subsidiaries of 1347 Capital have ever been subject to the reporting requirements of Sections 13(a) and 15(d) of the Securities Exchange Act.

(g)          The 1347 Capital Parties do not now conduct and have not ever conducted any business or operations other than as disclosed in the 1347 Capital SEC Filings.

3.7          Litigation; Legal Compliance. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) there is no material Proceeding pending, or to the Knowledge of 1347 Capital, threatened in writing, involving the 1347 Capital Parties, or affecting any of their assets, rights or properties; (b) there are no material Orders to which the 1347 Capital Parties are subject; and (c) each 1347 Capital Party has complied with, and is in compliance with all applicable Laws, Orders and Permits applicable to the 1347 Capital Parties.

3.8          Trust Account. As of the date hereof, 1347 Capital has Forty-Six Million Dollars ($46,000,000) in a trust account at JP Morgan Chase Bank, N.A, maintained by Continental Stock Transfer & Trust Company, acting as trustee (the “Trust Account”) invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, pursuant to the terms of the Investment Management Trust Agreement, dated as of July 15, 2014, by and between 1347 Capital and Continental Stock Transfer & Trust Company (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the 1347 Capital SEC Filings to be inaccurate in any material respect or that would entitle any Person (other than the 1347 Capital Stockholders holding shares of 1347 Common Stock sold in 1347 Capital’s initial public offering who shall have elected to redeem their shares of 1347 Common Stock pursuant to 1347 Capital’s Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except (x) to pay income and franchise Taxes and expenses from any interest income earned in the Trust Account and (y) to purchase shares of 1347 Common Stock in accordance with the provisions of 1347 Capital’s Organizational Documents, as set forth in the 1347 Capital SEC Filings.

3.9          Investment Company Act. 1347 Capital is not an “investment company” or a person directly or indirectly “controlled” by or acting on behalf of an “investment company”, in each case within the meaning of the Investment Company Act.

3.10        Tax Matters.

(a)          Each 1347 Capital Party has timely filed all Tax Returns required to filed by them, and all such Tax Returns were correct and complete in all material respects and were prepared in substantial compliance with all applicable Laws. All Taxes owed by the 1347 Capital Parties (whether or not shown or required to be shown on any Tax Return) have been paid. None of the 1347 Capital Parties currently is the beneficiary of any extension of time within which to file any Tax Return. No written claim has been made by an authority in a jurisdiction where no 1347 Capital Party files Tax Returns that a 1347 Capital Party is or may be subject to taxation by that jurisdiction. There are no Liens on any of the assets of a 1347 Capital Party that arose in connection with any failure (or alleged failure) to pay any Tax (other than Taxes not yet due and payable).

(b)          To the Knowledge of 1347 Capital, each 1347 Capital Party has withheld (i) all material required Taxes from payments to its employees, independent contractors, agents, nonresidents, members, lenders, and other Persons (and all Forms W-2 and 1099 required with respect thereto have been properly completed and timely filed) and (ii) all sales, use, ad valorem and value added Taxes. Each 1347 Capital Party has timely remitted all such withheld Taxes to the proper Governmental Body in accordance with all applicable Laws.

(c)          There is no Proceeding pending, proposed, or to the Knowledge of 1347 Capital, threatened in writing, against or concerning the 1347 Capital Parties with respect to any Taxes or Tax Returns.

(d)          None of the 1347 Capital Parties have waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension is still in effect.

(e)          No closing agreement is currently in force pursuant to Section 7121 of the Code (or any similar provision of Law) with respect to the 1347 Capital Parties, and none of the 1347 Capital Parties has obtained a ruling from any taxing authority with respect to any Tax which, in each case, will have any effect after the Closing.

(f)          No 1347 Capital Party is, or has ever been, a party to or bound by any Tax sharing, Tax indemnity, Tax allocation or similar agreement or arrangement (other than such agreement or arrangement entered into in the ordinary course of business the primary focus of which is not Taxes) allocating Tax liability or Tax benefit that will require any payment after the date hereof. No 1347 Capital Party (A) has been a member of an Affiliated Group (other than a group the common parent of which was a 1347 Capital Party), or (B) has any liability for the Taxes of any Person (other than a 1347 Capital Party) as a result of joint and several liability (including under Treasury Regulation §1.1502-6 or any similar provision of state, local or foreign Law), transferee liability, successor liability, or contractual liability (other than any contract entered into in the ordinary course of business the primary focus of which is not Taxes).

(g)          No 1347 Capital Party is required to pay, gross up, or otherwise indemnify any employee or contractor for any potential Taxes imposed under Section 409A of the Code.

(h)          No 1347 Capital Party is required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) that ends after the Closing Date as a result of any:

(i)          installment sale transaction occurring on or before the Closing governed by Section 453 of the Code (or any similar provision of state, local or non-U.S. Laws);

(ii)         transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar provision of state, local, or non-U.S. Laws);

(iii)        agreement with any Governmental Body (including a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law)) entered into on or prior to the Closing Date;

(iv)        prepaid amount received on or prior to the Closing Date;

(v)         election (including a protective election) pursuant to Section 108(i) of the Code; or

(vi)        change of method of accounting requested on or prior to the Closing Date.

(i)          No 1347 Capital Party has any “long-term contracts” that are subject to a method of accounting provided for in Section 460 of the Code.

(j)          No 1347 Capital Party has engaged in any transaction that could affect the income Tax liability for any taxable year not closed by the applicable statute of limitations (i) which is a “reportable transaction” or (ii) which is a “listed transaction” within the meanings of Section 6707A of the Code or Treasury Regulations promulgated thereunder or pursuant to notices or other guidance published by the IRS (irrespective of the effective dates).

(k)          No Company Party is subject to a material Tax holiday or Tax incentive or grant in any jurisdiction that will terminate (or be subject to a clawback or recapture) as a result of the Merger.

3.11        Employee Matters. Other than the current officers of the 1347 Capital Parties as set forth in Section 3.11 of 1347 Capital’s Disclosure Schedule, none of the 1347 Capital Parties has ever had any employees. Other than reimbursement of any out-of-pocket expenses incurred by 1347 Capital’s officers and directors in connection with activities on 1347 Capital’s behalf in an aggregate amount not in excess of the amount of cash held by the 1347 Capital Parties outside of the Trust Account, none of the 1347 Capital Parties has any unsatisfied liability with respect to any employee. None of the 1347 Capital Parties maintains, sponsors or has any liability or potential liability with respect to any Employee Benefit Plan.

3.12        Debt. No 1347 Capital Party has any outstanding Debt.

3.13        Listing. As of the date of this Agreement, the 1347 Common Stock is listed on the NASDAQ Stock Market. There is no action or Proceeding pending, or to 1347 Capital’s Knowledge, threatened against 1347 Capital by the NASDAQ Stock Market with respect to any intention by such entity to prohibit or terminate the listing of the 1347 Common Stock on the NASDAQ Stock Market.

3.14        Affiliate Transactions. Except as contemplated by this Agreement or the Ancillary Documents, (a) there are no Contracts between any 1347 Capital Party, on the one hand, and any 1347 Capital Stockholder, 1347 Capital Party, or any of their respective Affiliates, on the other hand, (b) no 1347 Capital Stockholder or 1347 Capital Party, or any of their respective Affiliates, has any claims against or owes any amount to, or is owed any amount by, any 1347 Capital Party, or (c) no 1347 Capital Stockholder or Affiliate of any 1347 Capital Stockholder (excluding the 1347 Capital Parties) has any material interest in or owns any material assets or properties used by the 1347 Capital Parties or in the conduct of their business.

3.15        Supplied Information. The information supplied or to be supplied by 1347 Capital for inclusion in the Form S-4 Registration Statement and the proxy statement/prospectus included therein, any document submitted to any Governmental Body or any announcement or public statement regarding the Transaction (including the Signing Press Release and the Closing Press Release) will not, at (i) the time such information is filed, submitted or made publicly available, (ii) the time the Form S-4 Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the 1347 Capital Stockholders, (iii) the time of the 1347 Capital Stockholder Meeting, or (iv) the Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 Registration Statement and the proxy statement/prospectus included therein (except for such portions thereof that relate only to the Company, its Affiliates and the Business) will comply in all material respects with the applicable provisions of the Securities Exchange Act.

3.16       Parent Contracts. None of the 1347 Capital Parties is party to any material Contract (other than nondisclosure agreements (containing customary terms) to which 1347 Capital is a party that were entered into in the ordinary course of its business).

3.17       No Other Representations and Warranties; Non-Reliance. Except for the specific representations and warranties contained in this ARTICLE 3 and in any certificate or agreement delivered pursuant hereto, none of the 1347 Capital Parties nor any other Person on behalf of a 1347 Capital Party or any of its Affiliates has made, makes or shall be deemed to make any other express or implied representation or warranty with respect to the 1347 Capital Parties or with respect to any other information provided to the Company Parties, and the 1347 Capital Parties disclaim any such representation or warranty. Except for the specific representations and warranties contained in this ARTICLE 3 (as modified by the 1347 Capital’s Disclosure Schedules and the 1347 Capital SEC Filings) and in any certificate or agreement delivered pursuant hereto, the 1347 Capital Parties hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Company Parties or their respective Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to the Company Parties by any director, officer, employee, agent, consultant, or representative of 1347 Capital, its Subsidiaries or any of their respective Affiliates), and none of the 1347 Capital Parties nor any other Person will have or be subject to any liability or obligation to any Company Party or any other Person resulting from the distribution to such Person or any such Person’s use of, or reliance upon any such information. the 1347 Capital Parties AGREE THAT NONE OF THE 1347 CAPITAL PARTIES OR ANY OF THEIR AFFILIATES HAVE RELIED UPON OR ARE relying upon any representations or warranties OF ANY KIND WHATSOEVER (INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATIONS OR WARRANTIES WITH RESPECT TO ANY EXTRINSIC DOCUMENT, STATEMENT OR INFORMATION) OTHER THAN the specific representations and warranties expressly made by the Company in ARTICLE 2 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT. the 1347 Capital Parties AGREE THAT THE REPRESENTATIONS AND WARRANTIES expressly made by the Company in ARTICLE 2 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES AND ANY OTHER PERSON IN FAVOR OF THE 1347 CAPITAL PARTIES WITH RESPECT TO THIS TRANSACTION AND ANY OTHER REPRESENTATIONS AND WARRANTIES NOT SPECIFICALLY SET FORTH in ARTICLE 2 of this Agreement OR IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY THE COMPANY PURSUANT TO THIS AGREEMENT, WHETHER EXPRESS OR IMPLIED, ARE specifically disclaimED. The 1347 Capital Parties further acknowledge and agree that, Except for the specific representations and warranties expressly made by the Company Parties in ARTICLE 2 of this Agreement AND IN ANY CERTIFICATE OR AGREEMENT REQUIRED TO BE DELIVERED BY THE COMPANY PURSUANT HERETO, none of the Company Parties or any of their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives (i) have made or make any representation or warranty, expressed or implied, as to the accuracy or completeness of the diligence materials provided by the Company Parties or (ii) shall have any liability whatsoever to the 1347 Capital Parties or any of their representatives relating to or resulting from the use of such DILIGENCE MATERIALS or any errors therein or omissions therefrom AND THAT THE 1347 CAPITAL PARTIES HAVE NOT RELIED AND ARE NOT RELYING ON ANY SUCH DOCUMENT, STATEMENT OR INFORMATION.

ARTICLE 4

PRE-CLOSING COVENANTS

Each of the Company and 1347 Capital agrees as follows with respect to the period between the date of this Agreement and the earlier of (y) the Closing Date and (z) date this Agreement is terminated pursuant to ARTICLE 8.

4.1          General. Each such Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to take all actions and to do all things necessary, proper, or advisable in order to (a) consummate and make effective the Transaction, including the execution and delivery of all documents and instruments not specifically contemplated in this Agreement or any Ancillary Agreement but which are necessary, proper or advisable in connection with such Transaction, and (b) cause the satisfaction, but not waiver, of the conditions set forth in ARTICLE 6 below.

4.2          Notices and Consents.

(a)          Each such Party shall, and shall cause its respective Affiliates to, use all commercially reasonable efforts to (i) obtain from any Governmental Body any Consent or Permit required to be obtained or made by any Limbach Holder, Company Party or 1347 Capital Party, or to avoid any action or Proceeding by any Governmental Body, in connection with the authorization, execution and delivery of this Agreement or any Ancillary Agreement and the consummation the Transaction, and (ii) make, as promptly as practicable, all necessary filings and submissions required under any applicable Law.

(b)          As promptly as practicable after the date hereof, the Company Parties shall solicit the Consents set forth in Section 4.2 of the Company’s Disclosure Schedule. The Company Parties shall use commercially reasonable efforts, and the 1347 Capital Parties shall cooperate in all reasonable respects with the Company Parties, to obtain all such Consents prior to the Closing.

(c)          Notwithstanding the foregoing, nothing in this ARTICLE 4 shall require 1347 Capital or any of its Affiliates to (i) agree to pay any amount or undertake any obligation to a third party in exchange for any Consent or Permit, or (ii) litigate, pursue or defend against any Proceeding (including any temporary restraining order or preliminary injunction) challenging the Transaction, in whole or in part. Each such Party shall, and shall cause its Affiliates to, cooperate with each such other Party in connection with the making or giving of all such filings or notices, including providing all information and copies of all such non-proprietary documents to the non-filing Party as its advisors may reasonably request, and if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith.

4.3          Operation of Business. Except as otherwise contemplated in this Agreement or in any Ancillary Agreement, as set forth in Section 4.3 of the Company’s Disclosure Schedule, or with the prior written consent of 1347 Capital (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall use commercially reasonable efforts to, and shall cause the Company Parties and their Affiliates to use commercially reasonable efforts to: (i) conduct the Company Parties and the Business only in the Ordinary Course of Business, (ii) to maintain the business, properties, physical facilities and operations of the Company Parties and the Business, preserve intact the current business organization of the Company Parties, keep available the services of the current officers, employees and agents of the Company Parties, and maintain the relations and goodwill with suppliers, customers, lessors, licensors, lenders and key employees, and (iii) not intentionally take any action, or fail to take any commercially reasonable action within its control, that would require disclosure pursuant to Section 2.6(b) of this Agreement.

4.4          Access and Cooperation.

(a)          The Company shall, and shall cause the Company Parties and their Affiliates to: (i) provide the 1347 Capital Parties and their respective representatives access to key personnel, books, records, facilities, properties, customers, suppliers, records, Contracts, documents and data of the Company Parties and the Business, and (ii) furnish the 1347 Capital Parties and their respective representatives with copies of all such books, records, Tax Returns, Contracts, documents, data and information as they may reasonably request; provided, that such access, investigations and inquiries by or on behalf of the 1347 Capital Parties shall (w) be given at reasonable times and upon prior written notice, (x) require the prior written consent of the Company, in the case of access to any personnel, customers, suppliers or other business relations of any Company Parties, (y) during normal business hours and without undue interference with normal operations or customer or employee relations, and (z) be subject to any limitations prescribed by applicable Law or that are reasonably required to preserve any applicable attorney-client privilege or other legally recognized privilege.

(b)          All information disclosed by or to any Party, any Company Party or any 1347 Capital Party, or any of their respective agents and representatives, pursuant to this Agreement shall be kept confidential in accordance with the confidentiality agreement, dated December 17, 2015 (the “Confidentiality Agreement”), between 1347 Capital and the Company.

(c)          In the event and for so long as any Party actively is contesting or defending against any charge, complaint or other Proceeding by any other Person in connection with (i) any transaction contemplated under this Agreement or (ii) any event, fact, circumstance, or occurrence or transaction on or prior to the Closing Date involving the Company Parties or the 1347 Capital Parties, each other Party shall, and shall cause its Affiliates to, cooperate with such Party or its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be necessary or desirable in connection with such contest or defense thereof, including entering into a joint defense agreement or confidentiality agreement with respect thereto.

4.5          Notice of Developments. Each of the Company and 1347 Capital shall provide the other Parties with prompt written notice of (a) any failure to comply with or satisfy, in any material respect, any covenant, condition or agreement hereunder, or (b) any event, fact or circumstance that (i) would reasonably be expected to cause any of such Party’s representations and warranties to become untrue or misleading or which would affect its ability to consummate the Transaction, (ii) would have been required to be disclosed under this Agreement had it existed or been known on the date hereof, (iii) gives such Party any reason to believe that any of the conditions set forth in ARTICLE 6 would reasonably be expected not to be satisfied, or (iv) is of a nature that is or would reasonably be expected to result in a Material Adverse Effect on any Company Party or 1347 Capital Party. Each of the Company and 1347 Capital shall have the right and obligation to supplement or amend its respective Disclosure Schedule (including providing additional Disclosure Schedules that are not in existence as of the date hereof relating to any of the provisions contained in ARTICLE 2 or ARTICLE 3) with respect to any matter hereafter arising or discovered which, if existing or known at the date of this Agreement, would have been required to be set forth or described therein; provided, that to the extent such supplement or amendment relates to any matter that occurred or existed prior to the date of this Agreement, then such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty with respect to such matter contained in this Agreement; provided, further, that to the extent such supplement or amendment relates to any matter occurring or arising on or after the date of this Agreement, then such supplement or amendment shall not in and of itself form the basis of a claim for a breach hereunder (except to the extent caused by or resulting from a breach of Section 4.3), but may be considered for purposes of determining the satisfaction of the conditions in ARTICLE 6. Such rights and obligations of such Parties to amend or supplement their respective Disclosure Schedules shall terminate on the earlier to occur of (i) the termination of this Agreement pursuant to ARTICLE 8 and (ii) the Closing Date.

4.6          No Solicitation of Transaction; No Trading.

(a)          Neither the Company nor 1347 Capital shall, or shall permit its Affiliates or its or their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives to, directly or indirectly: (i) solicit, initiate or encourage any inquiry, proposal, offer or contact from any Person (other than as contemplated by this Agreement or any Ancillary Agreement or to effectuate the Closing) relating to any transaction involving (A) the sale of any Equity Interests, assets (other than the sale of inventory, equipment or other property in the Ordinary Course of Business) or debt of the Company Parties or 1347 Capital, or (B) any acquisition, divestiture, merger, share or unit exchange, consolidation, redemption or similar transaction or business combination involving the sale of control of the business or assets of the Company Parties or 1347 Capital (in each case, an “Acquisition Proposal”); (ii) participate in any discussion or negotiation regarding, or furnish any information with respect to, or assist or facilitate in any manner, any Acquisition Proposal or any attempt to make an Acquisition Proposal; (iii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; (iv) approve or recommend, or propose to approve or recommend, or execute or enter into, any letter of intent, agreement in principle, memorandum of understanding, merger agreement, asset or share purchase or share exchange agreement, option agreement or other similar agreement related to any Acquisition Proposal; (v) enter into any agreement or agreement in principle requiring any Company Party or 1347 Capital Party to abandon, terminate or fail to consummate the Transaction or breach its obligations hereunder or thereunder; or (vi) propose or agree to do any of the foregoing; provided, that, notwithstanding the foregoing the Company Parties and the directors, officers, managers, members, principals, employees and agents of any of the Company Parties or any of any of their respective Affiliates shall be permitted to engage an investment banker or broker in connection with seeking an Acquisition Proposal so long as no discussions or negotiations whatsoever are held by any such banker or broker with, and no communications, materials or solicitations are sent by any such banker or broker to, any third party concerning an Acquisition Proposal during such time period. Subject the last proviso in the preceding sentence, each of the Company and 1347 Capital shall, and shall cause its Affiliates and its and their respective directors, officers, managers, principals, partners, members, employees, agents, consultants, lenders, financing sources, advisors, accountants or other representatives, representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, or any inquiry or proposal that may reasonably be expected to result in an Acquisition Proposal, and immediately terminate all physical and electronic data room access previously granted to any Person with respect to an Acquisition Proposal.

(b)          The Company acknowledges and agrees that it is aware, and that the Company Parties and their respective Affiliates and representatives are aware (or upon receipt of any material nonpublic information of the 1347 Capital Parties, will be advised), of the restrictions imposed by the United States federal securities Laws and other applicable foreign and domestic Laws concerning Persons possessing material nonpublic information about a public company. The Company hereby agrees, for itself and on behalf of the Company Parties, and each of their respective Affiliates and representatives, that while any of them are in possession of such material nonpublic information, none of such Persons shall purchase or sell any securities of 1347 Capital, communicate such information to any other Person, take any other action with respect to 1347 Capital or its securities in violation of such Laws, or cause or encourage any Person to do any of the foregoing.

4.7          SEC Filings.

(a)          As promptly as practicable, 1347 Capital shall prepare and file a Current Report on Form 8-K pursuant to the Securities Exchange Act to report the execution of this Agreement (the “Signing Form 8-K”), and each of the Company and 1347 Capital shall issue a mutually agreeable press release announcing the execution of this Agreement (the “Signing Press Release”).

(b)          As promptly as reasonably practicable, 1347 Capital and the Company shall prepare and 1347 Capital shall file with the SEC the Form S-4 Registration Statement which shall (i) comply as to form, in all material respects, with the relevant provisions of the Securities Exchange Act and the Securities Act, (ii) include a proxy statement/prospectus for the purpose of soliciting proxies from 1347 Capital Stockholders to vote at the 1347 Capital Stockholder Meeting in favor of the 1347 Capital Stockholder Voting Matters, and (iii) an adjournment proposal, if necessary, to adjourn the 1347 Capital Stockholder Meeting if, based on the tabulated vote count, 1347 Capital is not authorized to proceed with the consummation of the Transaction. 1347 Capital and the Company shall each use commercially reasonable efforts to have the Form S-4 Registration Statement declared effective by the SEC as promptly as practicable after such filing, and 1347 Capital shall thereafter, in compliance with the relevant requirements of the Securities Exchange Act and the Securities Act, file and mail or deliver the Form S-4 Registration Statement, including the proxy statement/prospectus to the 1347 Capital Stockholders. 1347 Capital shall advise the Company and the Limbach Holders’ Representative promptly after the filing of the Form S-4 Registration Statement, when any supplement or amendment thereto has been filed, notice of the issuance of any stop order, any request by the SEC for amendment of or comments thereon and responses thereto, or requests by the SEC for additional information. Each of the Company and 1347 Capital acknowledges that a substantial portion of the proxy statement/prospectus and certain other forms, reports and other filings required to be made by 1347 Capital under the Securities Exchange Act and the Securities Act in connection with the Transaction (collectively, “Additional 1347 Capital Filings”) shall include disclosure regarding the Company Parties and the Business, and their management, operations and financial condition. Accordingly, the Company agrees to, and agrees to cause the Company Parties to, as promptly as reasonably practicable, provide 1347 Capital with all information concerning the Limbach Holders and the Company Parties, the Business, their management, operations and financial condition, in each case, that is reasonably required to be included in any 1347 Capital SEC Filing. The Company shall make, and shall cause the Company Parties to make, their Affiliates, directors, officers, managers and employees reasonably available to 1347 Capital and its counsel in connection with the drafting of the Form S-4 Registration Statement and Additional 1347 Capital Filings and responding in a reasonably timely manner to comments thereto from the SEC. If, at any time prior to the Closing, any of the Company or 1347 Capital discovers or becomes aware of any event, fact or circumstance relating to the Limbach Holders, the Company Parties or the Business, or any of their respective Affiliates, directors, officers, managers or employees or their respective management, operations or financial condition, which should be set forth in an amendment or a supplement to any 1347 Capital SEC Filing so that such documents would not contain any untrue statement of a material fact or failure to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, such Person shall promptly inform the other Parties, and the Company and 1347 Capital shall cooperate reasonably in connection with preparing and disseminating any such required amendment or supplement. 1347 Capital shall make all necessary filings with respect to the Transaction under the Securities Act, the Securities Exchange Act and applicable blue sky Laws and the rules and regulations thereunder. 1347 Capital, acting through the 1347 Capital Board, shall include in the proxy statement/prospectus the recommendation of the 1347 Capital Board that the 1347 Capital Stockholders vote in favor of the adoption of this Agreement and the approval of the 1347 Capital Stockholder Voting Matters; provided, however, that the 1347 Capital Board may withdraw or modify such recommendation if the 1347 Capital Board determines in good faith, after consultation with outside counsel, that failure to do so could be inconsistent with its fiduciary obligations under applicable Law.

(c)          At least five (5) days prior to Closing, 1347 Capital shall prepare, in consultation with Limbach Holders’ Representative, a draft Form 8-K in connection with and announcing the Closing, together with, or incorporating by reference, such information that may be required to be disclosed with respect to the Transaction in any report or form to be filed with the SEC (the “Closing Form 8-K”). Prior to the Closing, the Company and 1347 Capital shall prepare a mutually agreeable press release announcing the consummation of the Transaction (“Closing Press Release”). Concurrently with the Closing, 1347 Capital shall distribute the Closing Press Release, and as soon as practicable thereafter, file the Closing Form 8-K with the SEC.

(d)          Prior to the Effective Time, 1347 Capital shall use commercially reasonable efforts to obtain all regulatory approvals needed to ensure that the Equity Consideration to be issued in the Merger shall be registered and approved for listing on the NASDAQ Stock Market, subject to official notice of issuance. Prior to the Effective Time, 1347 Capital shall take all such steps as may be required to cause any acquisitions of Equity Consideration resulting from the Merger and the other transactions contemplated by this Agreement, by each individual who is reasonably expected to become subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to 1347 Capital, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

4.8          Registration Rights. Each of the Company and 1347 Capital hereto agree to enter into amended and restated registration rights agreement (the “Registration Rights Agreement”) in the form of Exhibit F hereto at the Closing.

4.9          Investor Presentations. Each of the Company and 1347 Capital shall, and shall cause its Affiliates and its and their respective officers, employees, and advisors, including legal and accounting advisors, to provide, on a timely basis, all cooperation and information that that is reasonably necessary and customary in connection with preparation of investor presentations related to the Transaction and to be available on a reasonable and customary basis for meetings, including management and other presentations and “road show” appearances.

4.10        Certain Business Relationships. The Company and the Company Parties, as applicable, shall cause all of the Contracts which are or are required to be set forth in Section 2.17 of the Company’s Disclosure Schedule (regardless of whether they are, in fact, so listed) to be terminated at or prior to the Closing, subject to the payment of any outstanding amounts thereunder.

4.11       Requisite Financing. Each of the Company and 1347 Capital shall use commercially reasonable efforts to satisfy the Requisite Financing Condition. In furtherance of the foregoing, 1347 Capital agrees to provide, and agrees to cause the 1347 Capital Parties and its and their respective Affiliates, officers, employees, advisors and representatives to provide, commercially reasonable assistance and cooperation to the Company Parties in connection with the arrangement of such financing, including attending meetings, presentations, and due diligence sessions with prospective financing sources, preparing materials for rating agency, lender and investor presentations, and assisting in the preparation of all agreements. 1347 Capital and each Company Party shall promptly inform the Company Parties or 1347 Capital (as applicable) if and to the extent 1347 Capital or such Company Party becomes aware that any information previously provided by the them or any of their respective Affiliates pursuant to this Section 4.11 is or becomes inaccurate or incomplete or requires any amendment, modification or supplement. Each of the Company and 1347 Capital agrees that all disclosures made pursuant to this Section 4.11 shall be subject to the Confidentiality Agreement, except that the Company Parties and their respective Affiliates, representatives, agents and lenders shall be permitted to disclose such information to potential financing sources, rating agencies and prospective lenders who are subject to customary confidentiality obligations in connection with the arrangement or syndication of such financing.

4.12       Formation of Merger Sub. Prior to the Closing, and in accordance with the DLLCA, 1347 Capital (a) shall form, or cause to be formed, a Delaware limited liability company as a direct or indirect wholly owned Subsidiary of 1347 Capital for the purpose of effecting the Merger (“Merger Sub”), and (b) shall take, or cause to be taken, all requisite action for and on behalf of Merger Sub as is necessary to approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is a party and the Transaction; provided, that the failure by 1347 Capital to comply with its obligations under this Section 4.12 shall not otherwise affect the binding and enforceable nature of this Agreement against 1347 Capital.

4.13       Limbach Holder Approval. Immediately following the effectiveness of the Form S-4 Registration Statement, the board of directors of the Company shall submit this Agreement and the Transaction for adoption by the Limbach Holders by written consent pursuant to Section 302 of the DLLCA, and shall include in such submissions sent to the Limbach Holders a copy of the Form S-4 Registration Statement. The Company shall use commercially reasonable efforts to obtain adoption and approval of this Agreement and the Transaction by Limbach Holders owning more than fifty percent (50%) of the then outstanding Limbach Units (the “Limbach Holder Approval”) as promptly as practicable. Upon receipt of the Limbach Holder Approval, the Company shall send a written notice to all Limbach Holders that did not execute the written consent under which the Limbach Holder Approval was obtained, informing them that this Agreement was adopted.

ARTICLE 5

POST-CLOSING COVENANTS

Each of the Company and 1347 Capital agrees as follows with respect to the period following the Closing:

5.1         General. Each such Party shall take such further actions and execute and deliver such further documents and instruments as may be required or reasonably requested by any other Party to consummate fully the Transaction and to effect the other purposes of this Agreement and the Ancillary Agreements.

5.2          D&O Indemnification.

(a)          1347 Capital agrees that all rights to indemnification or exculpation now existing in favor of the managers, directors, officers, employees and agents of any Company Party, as provided in the Organizational Documents of such Company Party or otherwise in effect as of the date of this Agreement with respect to any matters occurring prior to the Closing Date, shall survive the Closing and shall continue in full force and effect and that the Company Parties will perform and discharge the Company Parties’ obligations to provide such indemnity and exculpation after the Closing. To the maximum extent permitted by applicable Law, such indemnification shall be mandatory rather than permissive, and the Company Parties shall advance expenses in connection with such indemnification as provided in such Organizational Documents of the Company Parties or other applicable agreements. The indemnification and liability limitation or exculpation provisions of the Organizational Documents of the Company Parties shall not be amended, repealed or otherwise modified after the Closing Date in any manner that would adversely affect the rights thereunder of individuals who, as of the Closing Date or at any time prior to the Closing Date, were managers, directors, officers, employees or agents of any Company Party, unless such modification is required by applicable Law.

(b)          For a period of six (6) years after the Closing, the 1347 Capital Parties shall either maintain director and officer liability insurance or acquire a director and officer liability run-off policy, which in either case shall provide coverage for the former, current and future managers, directors, officers, employees and agents of the 1347 Capital Parties and the Company Parties (the “Covered Persons”) that is at least equal to the coverage provided under the current directors’ and officers’ liability insurance policies of the Company Parties as of the date of this Agreement; provided, that 1347 Capital and its Affiliates may substitute therefor policies of at least the same coverage containing terms and conditions that are no less advantageous to the beneficiaries thereof so long as such substitution does not result in gaps or lapses in coverage with respect to matters occurring prior to the Closing Date.

(c)          Each of the Company and 1347 Capital hereby acknowledges that the Covered Persons have or may, in the future, have certain rights to indemnification, advancement of expenses and/or exculpation provided by other Persons not associated with any Party, or their respective insurers (collectively, the “Other Indemnitors” and, individually, an “Other Indemnitor”). From and after the Closing Date, each of the Company and 1347 Capital hereby agrees that, with respect to any advancement or indemnification obligation owed, at any time, to any such Covered Person or any Other Indemnitor, whether pursuant to any Organizational Document of any such Party, any indemnification agreement or other document or Contract (any of the foregoing is herein, an “Indemnification Agreement”), (i) 1347 Capital and the Company shall, at all times, be the indemnitor of first resort (i.e., its obligations to such Person shall be primary and any obligation of the Other Indemnitors to advance expenses or to provide indemnification for the same expenses or liabilities incurred by the indemnified party shall be secondary), (ii) 1347 Capital and the Company shall, at all times, be required to advance the full amount of expenses incurred by such Covered Person and shall be liable for the full amount of all expenses, judgments, penalties, fines and amounts paid in settlement to the extent legally permitted and as required by the terms of any Indemnification Agreement, without regard to any rights such Covered Person may have against the Other Indemnitors, and (iii) such Party irrevocably waives, relinquishes and releases the Other Indemnitors from any and all claims against the Other Indemnitors for contribution, subrogation, indemnification or any other recovery of any kind in respect thereof.  From and after the Closing Date, each of the Company and 1347 Capital hereby further agrees that no advancement, indemnification or other payment by the Other Indemnitors on behalf of any such Covered Person with respect to any claim for which such Covered Person has sought indemnification from 1347 Capital or the Company shall affect the foregoing, and the Other Indemnitors shall have a right of contribution and/or be subrogated to the extent of such advancement, indemnification or other payment to all of the rights of recovery of such Covered Person against 1347 Capital and the Company and 1347 Capital and the Company shall indemnify and hold harmless against such amounts actually paid by the Other Indemnitors to or on behalf of such Covered Person.

(d)          From and after the Closing, in the event any 1347 Capital Party or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of their assets to any Person, then, and in each such case, to the extent necessary, unless occurring by operation of law, proper provision shall be made so that the successors and assigns of 1347 Capital assume the obligations set forth in this Section 5.2.

(e)          From and after the Closing, 1347 Capital shall enter into customary indemnification agreements with each of the Covered Persons providing for rights in favor of such Persons at least as favorable as the rights set forth this Section 5.2.

(f)          The provisions of this Section 5.2, (i) are intended to be for the benefit of, to grant third-party rights to and shall be enforceable by, and may not be amended without the approval of, each Covered Person and his heirs and representatives and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(g)          Notwithstanding the foregoing, nothing in this Section 5.2 shall obligate or require any 1347 Capital Party or Company Party to indemnify, exculpate or advance expenses to any Covered Person in respect of any fraud or willful misconduct on the part of such Covered Person.

5.3          Documents and Information. 1347 Capital and the Company shall (and shall cause the Company Parties to), until the seventh (7th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of any member of the Company Parties in existence on the Closing Date and make the same available for inspection and copying by Limbach Holders during normal business hours of the Company Parties, as applicable, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by 1347 Capital or any Company Parties without first advising Limbach Holders’ Representative in writing and giving Limbach Holders’ Representative a reasonable opportunity to obtain possession thereof.

5.4          Tax Matters.

(a)          Filing of Tax Returns. Limbach Holders’ Representative, at its sole cost and expense, shall prepare and timely file all flow-through Tax Returns of the Company Parties for any taxable period ending on or before the Closing Date. The deductions attributable to Transaction Expenses of the Company Parties, payment of indebtedness of the Company Parties, the Limbach Option Payments, the Limbach Option Shares, any other amounts payable to the holders of Limbach Options, and any other expenses of the Company Parties in connection with the transactions contemplated by this Agreement shall be included in the Tax Returns for the taxable period ending on the Closing Date.

(b)          Amendment of Tax Returns. The 1347 Capital Parties and the Company Parties shall not, and shall not cause or permit any of their Affiliates to, (a) amend any Tax Return of the Company Parties filed with respect to any Pre-Closing Tax Period, (b) make any Tax election that has retroactive effect to any Pre-Closing Tax Period of the Company Parties, (c) extend or waive, or cause to be extended or waived, any statute of limitations for the assessment of any Tax with respect to any Pre-Closing Tax Period of the Company Parties, or (d) enter into any voluntary disclosure agreement with any taxing authority with respect to any Tax for a Pre-Closing Tax Period of the Company Parties, in each such case, without the prior written consent of the Limbach Holders’ Representative (which shall not be unreasonably withheld, delayed, or conditioned).

(c)          Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid by 1347 Capital when due, and 1347 Capital will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(d)          Purchase Price Allocation. Merger Consideration and all other items, in each case, as required and determined under the Code, shall be allocated among the assets of the Company Parties in accordance with the applicable provisions of the Code and the Treasury Regulations thereunder (and any similar provision of state and local Tax Law) and in accordance with the methodology set forth on Exhibit J. Within sixty (60) days after the Closing Date, 1347 Capital shall deliver such allocation to Limbach Holders’ Representative for Limbach Holders’ Representative’s review, comment and consent. 1347 Capital and Limbach Holders’ Representative shall cooperate in good faith to resolve any dispute with respect to the purchase price allocation. If Limbach Holders’ Representative and 1347 Capital fail to reach an agreement within forty-five (45) days after Limbach Holders’ Representative’s receipt of the allocation prepared by 1347 Capital, the determination of any disputed item shall be made in accordance with the methodology set forth on Exhibit J by an independent, nationally recognized accounting firm mutually acceptable to 1347 Capital and Limbach Holders’ Representative, whose decision shall be final and whose fees shall be paid 50% by 1347 Capital and 50% by the Limbach Holders. The allocation shall be modified as appropriate to reflect any adjustments to the purchase price that are made in accordance with this Agreement. Each of the Surviving Company, 1347 Capital and their Affiliates shall timely file all Tax Returns in a manner consistent with the allocation, as finally determined under this Section. The Surviving Company, 1347 Capital and their Affiliates shall not take any position for Tax purposes (whether in audits, Tax Returns or otherwise) that is inconsistent with the allocation, as finally determined under this Section, unless otherwise required by a determination (as defined in Section 1313(a) of the Code).

(e)          Tax Contests. Limbach Holders’ Representative shall control any tax proceeding with respect to any flow-through Tax Return of the Company Parties for a Pre-Closing Tax Period (“Limbach Tax Proceedings”), provided, that (i) the Limbach Holders’ Representative shall not, and shall not allow any of the Company Parties to settle, resolve, or abandon any such Limbach Tax Proceeding if it could affect a Tax of any of the Company Parties for a Tax period (or portion thereof) ending after the Closing Date without prior written permission of 1347 Capital (which shall not be unreasonably withheld, delayed, or conditioned) and (ii) the Limbach Holders’ Representative shall conduct any such Limbach Tax Proceeding in good faith. If 1347 Capital, the Company Parties, and their Affiliates receive a notice of with respect to a Limbach Tax Proceeding, 1347 Capital, the Company Parties, and their Affiliates shall, within ten (10) days of the receipt of such notice, give the Limbach Holders’ Representative notice of such Limbach Tax Proceeding. No Party shall make an election to apply any of the provisions governing partnership Tax audits included in the Bipartisan Budget Act of 2015 to any Limbach Tax Proceeding in advance of their effective date.

(f)          Cooperation. 1347 Capital, the Company Parties, and the Limbach Holders’ Representative shall (and shall cause their respective Affiliates to) (i) assist in the preparation and timely filing of any Tax Return of any of the Company Parties, (ii) assist in any audit or other Proceeding (including any Limbach Tax Proceeding) with respect to Taxes or Tax Returns of any of the Company Parties, (iii) make available any information, records, or other documents relating to any Taxes or Tax Returns of any of the Company Parties, (iv) provide any information necessary or reasonably requested to allow 1347 Capital, the Company Parties, or the Limbach Holders’ Representative to comply with any information reporting or withholding requirements contained in the Code or other Laws and (v) provide certificates or forms, and timely execute any Tax Return, that are necessary or appropriate to establish an exemption for (or reduction in) any Transfer Tax. 1347 Capital, the Company Parties, and their Affiliates agree (A) to retain all books and records with respect to Tax matters pertinent to the Company Parties relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by Limbach Holders’ Representative, any extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and (B) to give Limbach Holders’ Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and, if Limbach Holders’ Representative so requests, 1347 Capital, the Company Parties, and their Affiliates shall allow the Limbach Holders’ Representative to take possession of such books and records.

ARTICLE 6

CONDITIONS TO OBLIGATION TO CLOSE

6.1          Conditions to Obligations of the Company and 1347 Capital. The obligations the Company and 1347 Capital to consummate the Transaction is subject to the satisfaction or written waiver (where permissible) of the following conditions:

(a)          the Form S-4 Registration Statement shall have been declared effective by the SEC;

(b)          the Required Vote and the Limbach Holder Approval shall have been obtained; and

(c)          there shall not be any Law or Order in effect preventing consummation of the Transaction, in whole or in part, or any Proceeding seeking to restrain, prevent, change or delay the consummation of the Transaction, in whole or in part.

6.2          Conditions to Obligations of 1347 Capital. The obligations of each of 1347 Capital to consummate the Transaction are subject to satisfaction or written waiver (where permissible) of the following conditions:

(a)          the representations and warranties of the Company contained in ARTICLE 2 shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except where the failure of all such representations of the Company to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on the Company Parties or the Business;

(b)          the Company shall have performed and complied with, in all material respects, all of the covenants and agreements in this Agreement to be performed by it prior to or at the Closing;

(c)          there shall not have been a Material Adverse Effect with respect to the Company Parties or the Business;

(d)          the Company shall have delivered to 1347 Capital a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.2(a), (b) and (c) is satisfied, (ii) the Organizational Documents of the Company, (iii) the authorizing resolutions of the Company and its members, (iv) the Limbach Holder Approval, and (v) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of the Company;

(e)          the Consents set forth in Section 6.2(e) of the Company’s Disclosure Schedule shall have been obtained;

(f)          the Non-Redemption Amount will be no less than $20,000,000 in cash immediately prior to the Closing;

(g)          The Non-Redemption Amount coupled with other financing mutually acceptable to 1347 Capital and the Company will be sufficient to fund the Cash Consideration and Merger Shares required to be delivered or paid pursuant to Section 1.3 (with a minimum of $35,000,000 in Cash Consideration);

(h)          the Requisite Financing Condition shall have been satisfied;

(i)          the CAB Employment Agreement shall be in full force and effect;

(j)          the FdG Voting Agreement shall be in full force and effect;

(k)          each applicable Limbach Holder shall have delivered to 1347 Capital a duly executed Stockholder Lockup Agreement;

(l)          each applicable Limbach Holder shall have delivered to 1347 Capital a duly executed Registration Rights Agreement;

(m)          the Exchange Agent Agreement shall be in full force and effect;

(n)          the Company shall have delivered to 1347 Capital a good standing certificate (or equivalent certificate) for each Company Party issued not more than ten (10) days prior to the Closing Date;

(o)          the Company shall have delivered to 1347 Capital evidence of the termination of each Contract set forth in Section 2.17 of the Company Disclosure Schedule (subject to the payment of any amounts due thereunder); and

(p)          the Company shall have delivered to 1347 Capital duly executed payoff letters of all Debt of the Company Parties (other than capitalized leases) that would effectuate the releases and discharges of all Liens (other than Permitted Liens) on the assets and properties of the Company Parties subject to payment of the amounts therein by 1347 Capital (or their respective lenders) on the Closing Date.

6.3          Conditions to Obligations of the Company. The Company’s obligation to consummate the Transaction is subject to satisfaction or written waiver (where permissible) the following conditions:

(a)          all of the representations and warranties of 1347 Capital and Merger Sub contained in ARTICLE 3 of this Agreement shall be true and correct (without giving effect to any limitation as to materiality or Material Adverse Effect set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent expressly made as of an earlier date, in which case of as such earlier date), except where the failure of all such representations of 1347 Capital to be so true and correct would not, individually or in the aggregate, have a Material Adverse Effect on 1347 Capital;

(b)          each of 1347 Capital and Merger Sub shall have performed and complied with, in all material respects, all of its covenants and agreements in this Agreement to be performed prior to or at the Closing;

(c)          there shall not have been a Material Adverse Effect with respect to 1347 Capital;

(d)          1347 Capital shall have delivered to the Company a certificate, dated as of the Closing Date, certifying (i) that each of the conditions specified above in Section 6.3(a), (b) and (c) is satisfied; (ii) the Organizational Documents of each 1347 Capital Party, (iii) the authorizing resolutions of each 1347 Capital Party, and (iv) the incumbency and signatures of the Persons signing this Agreement or any Ancillary Agreement on behalf of each 1347 Capital Party;

(e)          1347 Capital shall have issued and delivered the Equity Consideration and Cash Consideration to the Exchange Agent;

(f)          the Non-Redemption Amount will be no less than $20,000,000 in cash immediately prior to the Closing;

(g)          The Non-Redemption Amount coupled with other financing mutually acceptable to 1347 Capital and the Company will be sufficient to fund the Cash Consideration and Merger Shares required to be delivered or paid pursuant to Section 1.3 (with a minimum of $35,000,000 in Cash Consideration);

(h)          1347 Capital shall have delivered to each applicable Limbach Holder a duly executed Registration Rights Agreement;

(i)          1347 Capital shall have delivered to each applicable Limbach Holder a duly executed Stockholder Lockup Agreement;

(j)          the Exchange Agent Agreement shall be in full force and effect; and

(k)          the Requisite Financing Condition shall have been satisfied.

ARTICLE 7

SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1          Survival of Representations and Covenants. The representations, warranties, covenants and agreements of the Parties contained in this Agreement shall terminate as of and shall not survive beyond the Closing, and there shall be no liability in respect thereof, including but not limited to liability for any inaccuracy, misrepresentation, breach of, default in, or failure to perform any such representations, warranties, covenants or agreements whether such liability has accrued prior to or after the Closing, on the part of any Party, its Affiliates or any of its or their respective partners, members, officers, directors, employees, agents or representatives, except (a) for those covenants and agreements to the extent that by their terms apply or are to be performed in whole or in part at or after the Closing and (b) as provided in ARTICLE 10, which surviving provisions shall be the sole and exclusive remedies of each Party with respect to this Agreement from and after the Closing.

ARTICLE 8

TERMINATION

8.1          Termination of Agreement. This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing as follows:

(a)          by mutual written consent of each Party;

(b)          by either 1347 Capital or the Company, if the Closing shall not have occurred on or before 5:00 p.m. Eastern Time on July 21, 2016 (the “Drop-Dead Date”); provided, that, if the last day upon which 1347 Capital must complete a business combination or liquidate pursuant to its Organizational Documents is extended by the 1347 Capital Stockholders prior to such date, then the Drop-Dead Date will be extended through the earlier of (i) such extended date and (ii) September 9, 2016;

(c)          by the Company, if the 1347 Common Stock is no longer listed on the NASDAQ Stock Market;

(d)          by either 1347 Capital or the Company, if the 1347 Capital Stockholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Required Vote shall not have been obtained;

(e)          by either 1347 Capital or the Company, if any Governmental Body shall have enacted, issued, promulgated, enforced or entered any Order which has become final and nonappealable, and which permanently restrains, enjoins or otherwise prohibits the Transaction, in whole or in part;

(f)          by 1347 Capital or the Company, if the Company fails to obtain a commitment with respect to the financing underlying the Requisite Financing Condition immediately prior to the 1347 Capital Stockholder Meeting;

(g)          by 1347 Capital, (i) if the Company breaches any representation, warranty, covenant or agreement set forth in this Agreement (or any representation or warranty of the Company becomes untrue) such that the conditions set forth in Section 6.2(a) and Section 6.2(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by 1347 Capital to the Company; provided, that 1347 Capital is not in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to the Company that is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by 1347 Capital to the Company; or

(h)          by the Company, (i) if 1347 Capital breaches any representation, warranty, covenant or agreement set forth in this Agreement (or if any representation or warranty of 1347 Capital becomes become untrue), in either case, such that the conditions set forth in Section 6.3(a) and Section 6.3(b) would not be satisfied as of the time of such breach (or as of the time such representation or warranty became untrue), and such breach is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by Limbach Holders’ Representative to the breaching Party; provided, that the Company is not in material breach of its obligations under this Agreement; or (ii) if there has been a Material Adverse Effect with respect to 1347 Capital that is not cured (or is incapable of being cured) within thirty (30) days after notice thereof is provided by the Company to 1347 Capital.

8.2          Effect of Termination. If this Agreement is terminated pursuant to Section 8.1, all further obligations of the Parties under this Agreement shall terminate; provided, however, that Section 4.4(b), this Section 8.2 and ARTICLE 10 shall survive the termination. No termination of this Agreement will relieve any Party from any liability for any Actual Fraud or willful breach of any provision set forth in this Agreement prior to such termination.

ARTICLE 9

DEFINITIONS

“1347 Capital” has the meaning set forth in the preface of this Agreement.

“1347 Capital Balance Sheet” means the unaudited consolidated balance sheet of 1347 Capital as of December 31, 2015.

“1347 Capital Board” means the board of directors of 1347 Capital.

“1347 Capital Class A Preferred Stock” means the Class A preferred stock of 1347 Capital having the terms, designations, powers, preferences and other special rights set forth on Exhibit B.

“1347 Capital Equity Incentive Plan” means the 1347 Capital Equity Incentive Plan, substantially in the form of Exhibit G attached hereto.

“1347 Capital Financial Statements” has the meaning set forth in Section 3.6(b).

“1347 Capital Parties” means, collectively, 1347 Capital and each of its Subsidiaries, including the Surviving Company and its Subsidiaries from and after the Closing.

“1347 Capital SEC Filings” means the forms, reports, schedules, registration statements and other documents filed by 1347 Capital with the SEC, including the Form S-4 Registration Statement and the proxy statement/prospectus included therein, Additional 1347 Capital Filings, the Signing Form 8-K and the Closing Form 8-K, and all amendments, modifications and supplements thereto.

“1347 Capital Stockholder Meeting” means a meeting of the stockholders of 1347 Capital to vote on the 1347 Capital Stockholder Voting Matters.

“1347 Capital Stockholder Voting Matters” means, collectively, proposals to approve (a) the adoption of this Agreement and the approval the Transaction, (b) the adoption and approval of the 1347 Capital Equity Incentive Plan, (c) the appointments, and related class designations, of the Persons set forth on Exhibit H as the members of the 1347 Capital Board from and after the Effective Time, and (d) any other proposals submitted to the vote of 1347 Capital’s stockholders in the Form S-4 Registration Statement.

“1347 Capital Stockholders” means the holders of 1347 Common Stock as of immediately prior to the Closing (after taking into account any redemptions of 1347 Common Stock by 1347 Capital Stockholders pursuant to 1347 Capital’s Organizational Documents).

“1347 Common Stock” means the common stock, par value $0.0001 per share, of 1347 Capital.

“2015 Unaudited Financial Statements” has the meaning set forth in Section 2.6(a).

“Acquisition Proposal” has the meaning set forth in Section 4.6(a).

“Actual Fraud” means (i) a Person made a representation in connection with entering into this Agreement that was false; (ii) such Person knew at the time the representation was made that such representation was false; (iii) such Person intended another Person party to this Agreement to rely on the representation; and (iv) such other Person party to this Agreement reasonably or justifiably actually relied upon the misrepresentation to such Person’s detriment.

“Additional 1347 Capital Filings” has the meaning set forth in Section 4.7(b).

“Adverse Consequences” means all actions, suits, proceedings, claims, costs, amounts paid in settlement, liabilities, losses, damages, and other expenses, including interest, penalties, court costs and reasonable attorneys’ fees, expenses and costs of investigation, whether in connection with Third Party Claims or claims among any of the Parties related to the enforcement of the provisions of this Agreement.

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies, whether through the ownership of voting securities, by Contract or otherwise.

“Affiliated Group” means a group of Persons that elects, is required to, or otherwise files a Tax Return or pays a Tax as an affiliated group, consolidated group, combined group, unitary group, or other group recognized by applicable Tax Law.

“Aggregate Limbach Units Deemed Outstanding” means the sum of (a) the aggregate number of Limbach Units outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of Limbach Vested Option Units.

“Aggregate Option Exercise Price” means the aggregate amount that would be paid to the Company in respect of all Limbach Vested Options outstanding as of immediately prior to the Effective Time had all such Limbach Vested Options been exercised (and assuming concurrent payment in full of the applicable exercise prices solely in cash), immediately prior to the Effective Time in accordance with the terms of the applicable option agreements with the Company pursuant to which such Limbach Vested Options were issued.

“Agreement” means this Agreement and Plan of Merger, together with all Exhibits, Disclosure Schedules and other attachments hereto, and as each may be amended, modified or supplemented from time to time.

“Ancillary Agreements” means the CAB Employment Agreement, the Stockholder Lockup Agreement, the Registration Rights Agreement, and each of the other agreements being executed and delivered pursuant to this Agreement.

“Attorney-Client Communications” means any communication occurring on or prior to the Closing between Law Firm, on the one hand, and any Company Parties, Limbach Holder, Limbach Optionholder or any of their respective Affiliates or representatives, on the other hand, that in any way relates to the Transaction (including the negotiation, preparation, execution and delivery of this Agreement and related agreements), including any representation, warranty or covenant of any Party under this Agreement or any related agreement.

“Audited Financial Statements” has the meaning set forth in Section 2.6(a) above.

“Business” has the meaning set forth in the preliminary statements to this Agreement.

“Business Day” means any day that is not a Saturday, Sunday or any other day on which banks are required or authorized by Law to be closed in New York, New York.

“CAB Employment Agreement” has the meaning set forth in Section 1.5.

“Cash Consideration” has the meaning set forth in Section 1.3(a)(i).

“Cash-out Optionholder” has the meaning set forth in Section 1.2(b).

“Cash-out Optionholder Cash Payment” has the meaning set forth in Section 1.2(b).

“Certificate of Merger” has the meaning set forth in Section 1.1(a).

“Closing” has the meaning set forth in Section 1.7.

“Closing Date” has the meaning set forth in Section 1.7.

“Closing Form 8-K” has the meaning set forth in Section 4.7(c).

“Closing Press Release” has the meaning set forth in Section 4.7(c).

“Code” means the Internal Revenue Code of 1986, as amended, and any applicable rules and regulations thereunder, and any successor to such statute, rules or regulations.

“Company” has the meaning set forth in the preliminary statements to this Agreement.

“Company Parties” means, collectively, the Company and each of its Subsidiaries.

“Confidentiality Agreement” has the meaning set forth in Section 4.4(b).

“Consent” means, with respect to any Person, any consent, approval, authorization, permission or waiver of, or registration, declaration or other action or filing with or exemption by such Person legally required in connection with the Transaction.

“Construction Related Contracts” means any construction related Contracts, including, Contracts for construction, service contracts, subcontracts or labor contracts, and any material, equipment or other purchasing contracts related to any of the foregoing.

“Contract” means any legal binding oral or written contract, lease, license, or other agreement.

“Covered Persons” has the meaning set forth in Section 5.2(b).

“Debt” means, without duplication, with respect to any Person (and all as determined in accordance with GAAP), any (a) obligations relating to indebtedness for borrowed money, (b) obligations evidenced by bonds (excluding surety bonds), notes, debentures or similar instruments, (c) obligations in respect of capitalized leases, (d) the principal or face amount of banker’s acceptances, surety bonds, performance bonds or letters of credit (in each case to the extent drawn), (e) obligations for the deferred purchase price of property or services, including, without limitation, the maximum potential amount payable with respect to earnouts, purchase price adjustments or other payments related to acquisitions (excluding trade credit or extended payments terms in the ordinary course of business), (f) indebtedness or obligations of the types referred to in the preceding clauses (a) through (e) of any other Person secured by any Lien, and (g) obligations in the nature of guarantees of obligations of the type described in clauses (a) through (f) above of any other Person, in each case together with all accrued interest thereon and any applicable prepayment, redemption, breakage, make-whole or other premiums, fees or penalties.

“Designated Courts” has the meaning set forth in Section 10.15.

“Disclosure Schedule” means the respective disclosure schedules of (a) 1347 Capital and (b) the Company, in each case, on the date of this Agreement and as may be amended, modified and supplemented after the date of this Agreement pursuant to Section 4.5, which such Disclosure Schedule shall be arranged in Sections corresponding to the numbered and lettered sections or subsections of this Agreement.

“DLLCA” means the Delaware Limited Liability Company Act, as amended.

“Drop-Dead Date” has the meaning set forth in Section 8.1(b).

“Effective Time” has the meaning set forth in Section 1.1(a).

“Employee Benefit Plan” means any (a) deferred compensation or retirement plan, fund, program, or arrangement, (b) equity-based plan, program, or arrangement (including any share capital option, share capital purchase, share capital ownership, share capital appreciation, phantom share capital, or restricted share capital plan) or (c) other retirement, severance, bonus, profit-sharing, incentive, health insurance, medical insurance, welfare, disability insurance, life insurance, severance, vacation, fringe benefit, change in control, or other similar plan, fund, program, or arrangement, but excluding any Multiemployer Plan and any Multiemployer Welfare Plan.

“Employment Agreement” has the meaning set forth in the Preliminary Statements above.

“Environmental, Health, and Safety Requirements” means all Laws and Orders concerning Hazardous Substances, pollution or protection of the environment, including all those relating to the presence, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, discharge, release, threatened release, or cleanup of any Hazardous Substances, materials, or wastes, chemical substances, or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, fuel oil products and byproducts, mold, asbestos, polychlorinated biphenyls, noise, or radiation, as generally applicable in the industry in which the Company Parties operate in the United States.

“Equity Consideration” has the meaning set forth in Section 1.3(a)(iii).

“Equity Interest” means, with respect to a Person, (a) the capital stock, shares, limited liability company interests, partnership or membership interests (whether general or limited) or other equivalents of such Person’s equity, however designated and whether voting or non-voting, and (b) options, warrants, convertible or exchangeable securities, purchase rights, subscription rights, conversion or exchange rights, calls, puts, rights of first refusal or other Contracts that would require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any of the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Agent” has the meaning set forth in Section 1.3(a).

“Exchange Agent Agreement” means an exchange agent agreement, by and among, the Company, 1347 Capital, and the Limbach Holders’ Representative to be entered into prior to or at the Closing on terms reasonably acceptable to the Parties.

“Exchange Fund” means the cash, shares and warrants delivered to the Exchange Agent pursuant to Section 1.3(a).

“Exempt Merger Shares” has the meaning set forth in Section 1.3(a)(ii).

“FdG Voting Agreement” has the meaning set forth in Section 1.5.

“Financial Statements” has the meaning set forth in Section 2.6(a).

“Form S-4 Registration Statement” means the registration statement on Form S-4 to be filed with the SEC by 1347 Capital registering the public offering and sale of all Equity Consideration to be issued in connection the Merger, as said registration statement may be amended prior to the time it is declared effective by the SEC.

“GAAP” means the generally accepted accounting principles in the United States, as in effect from time to time, consistently applied.

“Governmental Body” means any international, foreign or domestic federal, state or local government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing, or any entity or enterprise owned, controlled or sponsored by any of the foregoing.

“Hazardous Substances” means (a) petroleum or petroleum products, flammable materials, explosives, radioactive materials, radon gas, lead-based paint, asbestos in any form, urea formaldehyde foam insulation, polychlorinated biphenyls (PCBs), and toxic mold or fungus of any kind or species, (b) any chemicals or other materials or substances which are defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “toxic substances,” “toxic pollutants,” “contaminants,” “pollutants,” or words of similar import under any applicable Environmental, Health, and Safety Requirements, and (c) any other chemical, material or substance exposure to which is prohibited, limited or regulated under any applicable Environmental, Health, and Safety Requirements.

“Improvements” means all buildings, structures, fixtures, building systems and equipment, and all components thereof (including the roof, foundation and structural elements).

“Indemnification Agreement” has the meaning set forth in Section 5.2(c).

“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate and business names, Internet domain names, and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all mask works and all applications, registrations, and renewals in connection therewith, (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data and information, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (f) all Software, (g) all other material advertising and promotional materials, (h) all other proprietary rights, and (i) all copies and tangible embodiments thereof (in whatever form or medium).

“Interim Financial Statements” has the meaning set forth in Section 2.6(a).

“Internal Controls” means a system of internal accounting sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

“Investment Company Act” has the meaning set forth in Section 3.8.

“Knowledge” means (a) in the case of the Company, the actual knowledge of CAB, John Jordan, Scott Wright, and Kristopher Thorne; and (b) in the case of 1347 Capital, the actual knowledge of Gordon G. Pratt, Hassan R. Baqar and Larry G. Swets, Jr.

“Law” means any foreign or domestic federal, state or local law, statute, code, ordinance, regulation, rule, consent agreement, constitution, treaty or requirement enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Law Firm” has the meaning set forth in Section 10.19(a).

“Leased Real Property” means all leasehold or sub-leasehold estates and other material rights to use or occupy any land, Improvements or other interest in real property held or granted by the Company Parties.

“Leases” means all Contracts pursuant to which any Company Party holds or grants a leasehold or sub-leasehold estate, license or other rights to use or occupy any Leased Real Property, including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto.

“Lien” means any lien, mortgage, pledge, encumbrance, security interest, transfer restriction (other than restrictions under the Securities Act and state securities Laws), other than any license of Intellectual Property.

“Limbach Certificate of Formation” means the certificate of formation of the Company, as filed with the Secretary of State of the State of Delaware on November 6, 2002, and as amended by that certificate of amendment to the certificate of formation of the Company, as filed with the Secretary of State of the State of Delaware on November 20, 2002.

“Limbach Holder” means each record and beneficial owner of Limbach Units.

“Limbach Holder Approval” has the meaning set forth in Section 4.13.

“Limbach Holders’ Representative” has the meaning set forth in Section 10.17(a).

“Limbach Option Payment” means, with respect to each Limbach Vested Option, an amount equal to (a) the product of (i) the Per Unit Payment, multiplied by (ii) the aggregate number of Limbach Vested Option Units issuable in respect of such Limbach Vested Option as of the Effective Time, minus (b) the aggregate exercise price (assuming concurrent payment in full of the exercise price thereof solely in cash) that would be paid to the Company in respect of such Limbach Vested Option had such Limbach Vested Option been exercised at the Effective Time, in each case, in accordance with the terms of the applicable option agreement pursuant to which such Limbach Vested Option was issued.

“Limbach Option Plan” means the Company’s Management Unit Option Plan, with an effective date of July 20, 2006, as the same may be amended, restated, modified or supplemented from time to time.

“Limbach Option Shares” has the meaning set forth in Section 1.2(b).

“Limbach Optionholder” means each record and beneficial owner of Limbach Options as of immediately prior to the Effective Time.

“Limbach Options” means each outstanding, unexpired, unexercised option to purchase one or more Limbach Units, whether or not then vested or exercisable, granted on or prior to the date hereof to any Person under the Limbach Option Plan.

“Limbach Tax Proceedings” has the meaning set forth in Section 5.4(e).

“Limbach Units” means all limited liability company interests of the Company represented by units that are issued and outstanding; provided, that “Limbach Units” shall not include any Limbach Vested Option Units.

“Limbach Vested Option” means a Limbach Option outstanding as of immediately prior to the Effective Time that is (a) vested and exercisable (whether by acceleration or otherwise) as of immediately prior to or at the Effective Time, and (b) “in-the-money.”

“Limbach Vested Option Units” means a Limbach Unit issuable in respect of a Limbach Vested Option.

“Limbach Vested Optionholders” means each record and beneficial owner of Limbach Vested Options at the Effective Time.

“Material Adverse Effect” means any event, change, development, occurrence, condition or effect with respect to a Person that has had a material and adverse effect on the business, financial condition or results of operations of such Person, taken as a whole; provided, that, to the extent any such event, change, development, occurrence, condition or effect having the results described in the foregoing results from any of the following, it shall not constitute or be taken into account in determining whether there has been a Material Adverse Effect: (a) changes generally affecting the economy, capital, financial, credit or securities markets, including changes in interest and exchange rates; (b) changes in general legal, tax, regulatory, political or business conditions in countries in which the Person does business, (c) the negotiation, execution, announcement, pendency or performance of this Agreement or any Ancillary Agreement, or the consummation of the Transaction, including the impact thereof on relationships, contractual or otherwise, with third-parties, including customers, suppliers, vendors, lenders, investors, venture partners or employees; (d) any failure of such Person to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period; provided, however, that the facts and circumstances underlying any such failure may, except as may otherwise be limited by this definition, be considered in determining whether a Material Adverse Effect has occurred; (e) any outbreak or escalation of war, armed hostilities, sabotage, or any act of terrorism or any escalation or worsening of any such acts of war, armed hostilities, sabotage or act of terrorism underway as of the date hereof; (f) general conditions (including market or economic conditions) in the industries in which such Person operates (except to the extent the Person suffering such event is affected in a materially disproportionate manner relative to other companies in the industries in which such Person conducts business); (g) a change in GAAP or the generally accepted accounting principles in the United States, as in effect from time to time, of a Person, as applicable, or interpretations thereof; (h) earthquakes, hurricanes, floods, or other natural disasters; or (i) any action taken by a Party at the written request or with the written consent of the other Parties; provided further, in each of clauses (a), (b) and (e) of this definition, so long as such event, change, development, occurrence, condition or effect referenced do not have a disproportionate effect on such Person (as compared to other participants in the industry in which such Person operates).

“Material Contracts” means, collectively, the Contracts required to be listed in Section 2.12(a) of the Company’s Disclosure Schedule.

“Merger Consideration” means, collectively, the Cash Consideration and the Equity Consideration.

“Merger Shares” has the meaning set forth in Section 1.3(a)(ii).

“Merger Sub” has the meaning set forth in Section 4.12.

“Merger Warrants” has the meaning set forth in Section 1.3(a)(iii).

“Most Recent Fiscal Year End” means the fiscal year ended December 31, 2015.

“Multiemployer Plan” means an employee pension benefit plan (as such term is defined in Section 3(2) of ERISA) of the type described in Section 4001(a)(3) of ERISA.

“Multiemployer Welfare Plan” means an employee welfare benefit plan (as such term is defined in Section 3(1) of ERISA) that provides benefits as described in Section 302(c) of Labor Management Relations Act, 1947.

“Non-Redemption Amount” means the amount of cash available after the exercise of the redemption and conversion rights of 1347 Capital’s public stockholders in connection with this Transaction pursuant to 1347 Capital’s Organizational Documents.

“Order” means any order, award, decision, injunction, judgment, ruling, decree, charge, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Body or arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past practice with a view towards operating and maintaining the business rather than a view towards the sale of the business to an unaffiliated third party.

“Organizational Documents” means with respect to any entity, the articles of incorporation, deed of incorporation, certificate of formation or other applicable organizational or charter documents relating to the creation or organization of such entity, and the bylaws, operating agreement, articles of association, partnership agreement or other applicable document relating to the operation, governance or management of such entity.

“Other Indemnitor” has the meaning set forth in Section 5.2(c).

“Owned Real Property” means all land, together with all Improvements located thereon, owned by the Company Parties.

“Participating Optionholder” has the meaning set forth in Section 1.2(b).

“Participating Optionholder Cash Payment” has the meaning set forth in Section 1.2(b)(ii).

“Party” has the meaning set forth in the preface of this Agreement.

“Per Unit Payment” means an amount equal to the quotient of (a) the sum of (i) $60,000,000, plus (ii) the Aggregate Option Exercise Price, divided by (b) the Aggregate Limbach Units Deemed Outstanding, payable with the mix of Cash Consideration and Equity Consideration as set forth in Section 1.3.

“Permit” means any license, import license, export license, franchise, authorization, permit, certificate, certificate of occupancy issued by any Governmental Body.

“Permitted Liens” means, collectively, (a) Liens for Taxes not yet due or payable or for Taxes that the Company Parties are contesting in good faith through appropriate Proceedings in a timely manner, in each case for which adequate reserves have been established and shown on the balance sheet contained within the Financial Statements, (b) Liens of a landlords, carriers, warehousemen, workmen, repairmen, mechanics, materialmen and similar liens arising in the Ordinary Course of Business and not incurred in connection with the borrowing of money, (c) all defects, exceptions, restrictions, easements, covenants, reservations, rights of way or other similar matters of title of record, (d) title of a lessor under a capital or operating lease, (e) Liens created or permitted to be in place by or through 1347 Capital or its Affiliates, (f) Liens created by or arising under this Agreement, (g) Liens disclosed by an accurate survey of the Real Property, (h) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Body or other third party, all of which do not materially interfere with the conduct of the business of the Company Parties, (i) pledges or deposits to secure the obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations, (j) imperfections of title or encumbrances that, individually or in the aggregate, do not impair materially, and would not reasonably be expected to impair materially, the continued use and operation of the assets to which they relate, and (k) Liens that will be released at Closing as a consequence of the consummation of the Transaction.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body, other entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act).

“Pre-Closing Tax Period” means any taxable period of any of the Company Parties ending on or before the Closing Date and the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Pro Rata Portion” means the percentage determined by dividing one (1) by (a) the number of Limbach Units outstanding as of immediately prior to the Effective Time, plus (b) the aggregate number of Limbach Vested Option Units held by Participating Optionholders.

“Proceeding” means any claim, demand, action, audit, lawsuit, litigation, investigation or arbitration (in each case, whether public or private, civil, criminal or administrative), in each case, pending by or before any Governmental Body or arbitrator.

“Real Property” means the Leased Real Property and the Owned Real Property.

“Registration Rights Agreement” has the meaning set forth in Section 4.8.

“Required Vote” means the vote of such holders of shares of 1347 Common Stock as set forth in the Form S-4 Registration Statement required to approve the 1347 Capital Stockholder Voting Matters.

“Requisite Financing Condition” means the Company or any of its Affiliates will have debt financing from one or more sources of at least $65,000,000, in the aggregate, on terms mutually acceptable to the Company and 1347 Capital with no less than $40,000,000 funded at the Closing.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations promulgated thereunder, and any successor to such statute, rules or regulations.

“Signing Form 8-K” has the meaning set forth in Section 4.7(a).

“Signing Press Release” has the meaning set forth in Section 4.7(a).

“Software” means computer software programs (and all enhancements, versions, releases, and updates thereto).

“Sponsor” means 1347 Investors LLC.

“Stockholder Lockup Agreement” means a lockup agreement substantially in the form of Exhibit I attached hereto.

“Straddle Period” means any taxable period beginning before the Closing Date and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, means an Affiliate controlled by such Person, directly or indirectly, through one or more intermediaries.

“Surviving Company” has the meaning set forth in Section 1.1.

“Tax” or “Taxes” means net income, capital gains, gross income, gross receipts, net receipts, sales, use, transfer, ad valorem, value added, franchise, profits, license, capital, withholding, payroll or other employment, estimated, goods and services, severance, excise, stamp, recording, occupation, premium, personal property, real property, social security, environmental (including Section 59A of the Code), alternative or add-on, registration, windfall profits or other tax of any kind whatsoever imposed by (or otherwise payable to) any Governmental Body, or any interest, any penalties, additions to tax assessed, imposed, or otherwise due or payable under applicable Laws with respect to taxes, in each case, whether disputed or not.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Transaction” means, collectively, the transactions contemplated and to be effected by this Agreement and the Ancillary Agreements

“Transaction Expenses” means any and all (a) legal, accounting, tax, financial advisory, environmental consultants and other professional or transaction related costs, fees and expenses incurred by Limbach Holders, any Company Party or 1347 Capital Party in connection with this Agreement and the Ancillary Agreements or in investigating, pursuing or completing the Transaction (including any amounts owed to any consultants, auditors, accountants, attorneys, brokers or investment bankers), (b) payments, bonuses or severance which become due or are otherwise required to be made as a result of or in connection with the Closing or as a result of any change of control or other similar provisions, and (c) payroll, employment or other Taxes, if any, required to be paid by the Company Parties with respect to the amounts payable pursuant to this Agreement (including the Limbach Option Payments, the Limbach Option Shares, and any other amounts payable to the holders of Limbach Options), the amounts described in clause (a) and (b), or the forgiveness of any loans or other obligations owed by the Limbach Holders or the Company Parties’ employees in connection with the Transaction.

“Trust Account” has the meaning set forth in Section 3.8.

“Trust Agreement” has the meaning set forth in Section 3.8.

ARTICLE 10

MISCELLANEOUS

10.1        Fees and Expenses. Except as specifically provided in this Agreement or any Ancillary Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses; provided, that upon and subject to the occurrence of the Closing, the Transaction Expenses of each Party shall be paid or reimbursed by 1374 Capital, first, from any remaining funds in the Trust Account and thereafter from the working capital of 1347 Capital or its Subsidiaries.

10.2        Press Releases and Public Announcements. Except as may be required by applicable Law or provided herein, no Party shall issue, or permit its Affiliates to issue, any press release or make any public announcement relating to the subject matter of this Agreement or the Transaction without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, nothing in this Section 10.2 will limit the ability of any Party to make internal announcements to their respective employees and other stockholders that are not inconsistent in any material respects with any prior public disclosures regarding the transactions contemplated by this Agreement.

10.3        Entire Agreement. This Agreement (including the Confidentiality Agreement and Ancillary Agreements) constitutes the entire agreement among the Parties and supersedes, except as set forth in Section 4.4(b), all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof.

10.4        Successors; Assignment; No Third-Party Beneficiaries. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign (whether pursuant to a merger, by operation of law or otherwise) either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties; provided, that, without the consent of any of any Party, 1347 Capital may assign this Agreement or any of its rights hereunder to any wholly-owned Subsidiary, or may collaterally assign this Agreement or any of its rights hereunder to any financing source in connection with the financing underlying the Requisite Financing Condition; provided, further, that any such assignment will not relieve 1347 Capital of its respective obligations under this Agreement. Except for the Covered Persons with respect to Section 5.2, the Limbach Holders’ Representative’s right to enforce this Agreement on behalf of the Limbach Holders and Limbach Optionholders (solely with respect to any rights inuring to their benefit by virtue of being a Limbach Holder or a Limbach Optionholder), and as otherwise expressly provided in this Agreement, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.5        Counterparts. This Agreement may be executed in one or more counterparts (including by means of facsimile or portable document format (.pdf) transmission), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. This Agreement shall become effective when each Party hereto shall have received a counterpart hereof signed by the other Parties hereto. The Parties agree that the delivery of this Agreement, and the delivery of the Ancillary Agreements and any other agreements and documents at the Closing, may be effected by means of an exchange of facsimile signatures or other electronic delivery.

10.6        Headings. The section headings contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement.

10.7       Notices. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given (a) when delivered personally to the recipient, (b) when sent by electronic mail or facsimile, on the date of transmission to such recipient, (c) one Business Day after being sent to the recipient by reputable overnight courier service (charges prepaid), or (d) four (4) Business Days after being mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, and addressed to the intended recipient as set forth below:

If to Limbach Holders or the Company Parties, then to Limbach Holders’ Representative:	FdG HVAC LLC c/o FdG Associates 499 Park Avenue, 26th Floor New York, New York 10022 Attention: David Gellman Facsimile: (212) 940-6803 Email: dsg@fdgassociates.com with a copy to:

Honigman Miller Schwartz and Cohn LLP

2290 First National Building

660 Woodward Avenue

Detroit, Michigan 48226-3506

Attention:     Joshua F. Opperer, Esq. and

Evan J. Leibhan

Facsimile: (313) 465-7457 and (313) 465-7472

Email:    jopperer@honigman.com and
eleibhan@honigman.com

If to 1347 Capital, Merger Sub or the Surviving Company:	c/o 1347 Capital Corp. 150 Pierce Road, 6th Floor Itasca, Illinois 60143 Attention: Hassan Baqar Facsimile: (847) 952-4830 Email: hbaqar@kingswayfinancial.com

Copy to:	Winston & Strawn LLP 200 Park Avenue New York, NY 10166-4193 Attention: Joel L. Rubinstein, Esq. Facsimile: (212) 294-5336 Email: jrubinstein@winston.com

Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Parties notice in the manner herein set forth.

10.8       Governing Law. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement or the interpretation and enforcement of the rights and duties of the Parties, whether arising at law or in equity, whether in contract, tort, under statute or otherwise, shall be governed by and construed in accordance with the domestic Laws of the State of New York (including in respect of the statute of limitations or other limitations period applicable to any such claim, controversy or dispute), without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York.

10.9       Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by all of the Parties. No waiver by any Party of any provision of this Agreement or any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be valid unless the same shall be in writing and signed by the Party making such waiver nor shall such waiver be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. Notwithstanding the foregoing, the Parties agree that following the Closing, any amendment, waiver, or modification impacting any rights or obligations of the Company will require the signed written of the Limbach Holders’ Representative.

10.10      Specific Performance. Each Party hereby acknowledges and agrees that irreparable damage would occur if any of the provisions of this Agreement are not performed in accordance with their specific terms, and that in the event of breach of this Agreement by a Party, the non-breaching Party would not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the non-breaching Party may be entitled, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

10.11      Severability. If any term or provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transaction is not affected in any manner materially adverse to any Party. Upon such determination that any term or provision of this Agreement is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the Transaction be consummated as originally contemplated to the fullest extent possible.

10.12      Construction. The Disclosure Schedules, Exhibits and other attachments to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein. Unless the context of this Agreement clearly requires otherwise, (a) references to the plural include the singular, the singular the plural, the part the whole, (b) references to any gender include all genders, (c) “including” has the inclusive meaning frequently identified with the phrase “but not limited to” and “without limitation”, (d) references to “hereunder” or “herein” relate to this Agreement as a whole, (e) the non-capitalized word “day” means calendar day, (f) the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if”, (g) except as otherwise specifically provided herein, all references to any statute include the rules and regulations promulgated thereunder, in each case as amended, re-enacted, consolidated or replaced from time to time, and in the case of any such amendment, re-enactment, consolidation or replacement, referenced herein, to a particular provision shall be read as referring to such amended, re-enacted, consolidated or replaced provision and also include, unless the context otherwise requires, all applicable guidelines, bulletins or policies made in connection therewith, (h) except as otherwise specifically provided herein, all references in this Agreement to any agreement (including this Agreement), document or instrument mean such agreement, document or instrument as amended, supplemented, qualified, modified, varied, restated or replaced from time to time in accordance with the terms thereof, and unless otherwise specified therein, includes all schedules, annexes and exhibits attached thereto, (i) except as otherwise specifically provided herein, all references in this Agreement to the Company shall be deemed to include the Company and its Subsidiaries and (j) the Parties have participated jointly in negotiating and drafting this Agreement, and in the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement. Section, subsection, Schedule and Exhibit references are to this Agreement unless otherwise specified. Capitalized terms set forth in the Exhibits and Disclosure Schedules attached hereto shall have the same meanings as set forth in this Agreement, unless defined otherwise in such Exhibit or Disclosure Schedule. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate any applicable Law. Any item disclosed in any Disclosure Schedule referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement if the relevance of such disclosure to such other Sections is reasonably apparent on its face. The specification of any dollar amount in the representations or warranties contained in this Agreement or the inclusion of any specific item in any Disclosure Schedule is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no Party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Disclosure Schedule is or is not material for purposes of this Agreement. The inclusion of information in any of such Disclosure Schedules hereto shall not be construed as an admission that such information is material to the Company.

10.13      Currency. All monetary amounts in this Agreement, unless otherwise expressly set forth herein, are expressed in U.S. Dollars.

10.14      Waiver of Jury Trial. Each Party hereby waives their respective rights to a trial by jury of any claim or cause of action based upon or arising out or related to this Agreement, any Ancillary Agreement or the Transaction in any action, Proceeding or other litigation of any type brought by any Party against any other Party or any Affiliate of any other such Party, whether with respect to contract claims, tort claims or otherwise. The Parties agree that any such claim or cause of action shall be tried by a court trial without a jury. Without limiting the foregoing, the Parties further agree that their respective right to a trial by jury is waived by operation of this section as to any action, counterclaim or other Proceeding which seeks, in whole or in part, to challenge the validity or enforceability of this Agreement, any Ancillary Agreement or any provision hereof or thereof. This waiver shall apply to any subsequent amendments, renewals, supplements or modifications to this Agreement and any Ancillary Agreement.

10.15      Exclusive Venue. The Parties agree that all disputes, legal actions, suits and Proceedings arising out of or relating to this Agreement, any Ancillary Agreement or the Transaction must be brought exclusively in any New York state or federal court located in the Borough of Manhattan in New York City or in any state or federal appellate court therein (collectively the “Designated Courts”). Each Party hereby consents and submits to the exclusive jurisdiction of the Designated Courts. No legal action, suit or Proceeding with respect to this Agreement, any Ancillary Agreement or the Transaction may be brought in any other forum. Each Party hereby irrevocably waives all claims of immunity from jurisdiction and any objection which such Party may now or hereafter have to the laying of venue of any suit, action or Proceeding in any designated court, including any right to object on the basis that any dispute, action, suit or Proceeding brought in the Designated Courts has been brought in an improper or inconvenient forum or venue. Each of the Parties also agrees that delivery of any process, summons, notice or document to a Party hereof in compliance with Section 10.7 of this Agreement shall be effective service of process for any action, suit or Proceeding in a designated court with respect to any matters to which the Parties have submitted to jurisdiction as set forth above.

10.16      Trust Account Waiver. The Company acknowledges and agrees that 1347 Capital is a blank check company with the power and privileges to effect a merger, asset acquisition, reorganization or similar business combination involving the Company Parties and one or more businesses or assets. The Company acknowledges and agrees that 1347 Capital’s sole assets consist of the cash proceeds of 1347 Capital’s initial public offering and private placements of its securities, and that substantially all of these proceeds have been deposited in the Trust Account for the benefit of its public stockholders. For and in consideration of 1347 Capital entering into this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Company, for itself and on behalf of the Company Parties, and its and their respective Affiliates, managers, directors, officers, affiliates, members, stockholders and trustees, do hereby irrevocably waive any right, title, interest or claim of any kind they have or may have in the future in or to any monies in the Trust Account, and agree not to seek recourse against the Trust Account or any funds distributed therefrom as a result of, or arising out of, any such claims against 1347 Capital arising under this Agreement; provided, that, nothing herein shall serve to limit or prohibit the Company’s right to pursue a claim against 1347 Capital for legal relief against monies or other assets held outside the Trust Account or for specific performance or other equitable relief in connection with the consummation of the transactions contemplated by this Agreement (including a claim for 1347 Capital to specifically perform its obligations under this Agreement) and cause the disbursement of the balance of the cash remaining in the Trust Account (after giving effect to the redemption of shares of 1347 Capital’s common stock as set forth in its certification of incorporation) so long as such claim would not affect 1347 Capital’s ability to fulfill its obligation to redeem the shares of common stock as set forth in its certification of incorporation.

10.17      Limbach Holders’ Representative.

(a)          Each Limbach Holder and each Limbach Optionholder shall be deemed to have appointed FdG HVAC LLC, a Delaware limited liability company (“Limbach Holders’ Representative”), to serve as Limbach Holders’ Representative for and on behalf of Limbach Holders and Limbach Optionholder, to give and receive notices and communications in connection with this Agreement, any Ancillary Agreement and the Transaction, to take all actions on behalf of the Limbach Holders and Limbach Optionholder pursuant to this Agreement and any Ancillary Agreement, and to take all actions and incur all expenses necessary or appropriate in the judgment of Limbach Holders’ Representative for the accomplishment of the foregoing. More specifically, Limbach Holders’ Representative shall have the authority to make all decisions and determinations and to take all actions (including giving Consents or agreeing to any amendments to this Agreement or any Ancillary Agreement or to the termination hereof or thereof) required or permitted hereunder on behalf of each Limbach Holder and Limbach Optionholder, and any such action, decision or determination so made or taken shall be deemed the action, decision or determination of each Limbach Holder and Limbach Optionholder, and any notice, communication, document, certificate or information required (other than any notice required by Law) to be given to any such Limbach Holder and Limbach Optionholder hereunder or pursuant to any Ancillary Agreement (except as otherwise contemplated thereunder) shall be deemed so given if given to Limbach Holders’ Representative. Limbach Holders’ Representative shall be authorized and have the exclusive right to take all actions on behalf of Limbach Holders and Limbach Optionholders, including, without limitation, to defend or settle claims, and to make payments and incur expenses in respect of any claims made by or against the Limbach Holders and Limbach Optionholder, as applicable, on behalf of the Limbach Holders and Limbach Optionholder, as applicable. No bond shall be required of Limbach Holders’ Representative, and Limbach Holders’ Representative shall receive no compensation for its services.

(b)          Limbach Holders’ Representative will have no liability for any act done or omitted under this Agreement as Limbach Holders’ Representative while acting in good faith and not in a manner constituting wanton misconduct, and any act done or omitted pursuant to the advice of counsel will be conclusive evidence of such good faith. The Limbach Holders and Limbach Optionholders shall severally indemnify Limbach Holders’ Representative and hold Limbach Holders’ Representative harmless against any Adverse Consequences incurred on the part of Limbach Holders’ Representative while acting in good faith and arising out of or in connection with the acceptance or administration of Limbach Holders’ Representative’s duties hereunder. Without limiting the foregoing, Limbach Holders and Limbach Optionholders will advance and reimburse Limbach Holders’ Representative on a several basis for any and all professional fees and expenses of any attorney, accountant or other advisors retained by Limbach Holders’ Representative and other reasonable out-of-pocket expenses incurred by Limbach Holders’ Representative in connection with the performance of Limbach Holders’ Representative’s duties under this Agreement. An amount equal to the $50,000 will be delivered to Limbach Holders’ Representative immediately following the Closing to be held in trust as a source of such reimbursement for reasonable and documented costs and out-of-pocket expenses (including costs of professional advisers) incurred by Limbach Holders’ Representative in connection with the performance of its duties under this Section 10.17, with any balance not incurred for such purposes shall be distributed to the Surviving Company not later than two (2) years following the Closing Date.

(c)          A decision, act, consent or instruction of Limbach Holders’ Representative shall constitute a decision of all Limbach Holders and Limbach Optionholders and shall be final, binding and conclusive upon all Limbach Holders and Limbach Optionholders. 1347 Capital and its Affiliates are hereby entitled to rely on all statements, representations and decisions of Limbach Holders’ Representative and shall have no liability to the Company Parties, Limbach Holders, Limbach Optionholders, and Limbach Holders’ Representative in connection with any actions taken or not taken in reliance on such statements, representations and decisions of Limbach Holders’ Representative. Notwithstanding the foregoing, the Limbach Holders’ Representative is making no representations or warranties with respect to the effectiveness of these provisions and will have no liability to 1347 Capital or its Affiliates (including the Company Parties following the Closing) in respect of such provisions.

(d)          FdG HVAC LLC has the right at any time to resign as the Limbach Holders’ Representative and to appoint a successor who will have all of the rights set forth in this Agreement with respect to such position, except such successor will not have the right or authority to make settle, defend, or make claims on behalf of FdG HVAC LLC in any such instance without FdG HVAC LLC’s prior written consent. In the event there is a claim against one or more Limbach Holders or Limbach Optionholders and FdG HVAC LLC elects to defend itself, then it will have no obligations to indemnify or reimburse such successor.

10.18      No Recourse. Except in the case of Actual Fraud with respect to the specific representations and warranties set forth in ARTICLE 2 and ARTICLE 3 or in any certificate or agreement delivered pursuant hereto and except as expressly set forth Section 10.10 or elsewhere in this Agreement or any Ancillary Agreement, notwithstanding any rights of 1347 Capital or the Company at Law or in equity, all actions, claims, or causes of actions for Adverse Consequences arising under, out or by reason of, in connection with, or relating in any manner to this Agreement (including the negotiation, execution or performance of this Agreement, any representation, warranty or covenant in this Agreement or any breach thereof, or any failure of the Transactions to be consummated) (a) may be made only against the Persons who are Parties to this Agreement, and not any former, current or future director, officer, employee, agent, general or limited partner, manager, member, stockholder or Affiliate of any such Party, and (b) the enforcement of any such rights shall be limited the property and assets of the Persons who are Parties to this Agreement; provided, that, for the avoidance of doubt the Limbach Holders’ Representative will not have any liability for any breaches by the Company under this Agreement.

10.19      Waiver of Conflicts and Privileged Information.

(a)          Each Party acknowledges that (a) the Company and Limbach Holders’ Representative has retained Honigman Miller Schwartz and Cohn LLP (the “Law Firm”) to act as its counsel in connection with the Transaction (including the negotiation, preparation, execution and delivery of this Agreement and related agreements) as well as other past and ongoing matters, (b) Law Firm has not acted as counsel for any other Person in connection with the Transaction and (c) no Person other than the Company and its respective Affiliates has the status of a Law Firm client for conflict of interest or any other purpose as a result thereof. 1347 Capital hereby (i) waives and will not assert, and will cause each of its Affiliates (including, the Surviving Company and its Subsidiaries) to waive and not assert, any conflict of interest relating to Law Firm’s representation after the Closing of any Limbach Holder or Limbach Optionholder in any matter involving the Transaction contemplated by this Agreement (including the negotiation, preparation, execution and delivery of this Agreement and related agreements), including in any litigation, arbitration, mediation or other Proceeding, and (ii) consents to, and will cause each of its Subsidiaries (including Surviving Company and its Subsidiaries) to consent to, any such representation, even though in each case (y) the interests of a Limbach Holder, Limbach Optionholder or such Affiliates may be directly adverse to 1347 Capital or its Affiliates, or (z) Law Firm may have represented a Limbach Holder, a Limbach Optionholder, a Company Party, or their respective Affiliates in a substantially related matter.

(b)          1347 Capital agrees that, after the Closing, none of 1347 Capital or any of its Affiliates will have any right to access or control any of Law Firm’s records or communications relating to or affecting the Transaction (including the negotiation, preparation, execution and delivery of this Agreement and related agreements), which will be the property of (and be controlled by) Limbach Holders’ Representative. In addition, 1347 Capital agrees that it would be impractical to remove all Attorney-Client Communications from the records (including e-mails and other electronic files) of the Company Parties. Accordingly, 1347 Capital will not, and will cause each of its Affiliates (including the Surviving Company and its Subsidiaries) not to, use any Attorney-Client Communications remaining in the records of the Company Parties after the Closing in a manner adverse to any Limbach Holder, Limbach Optionholder or any of their respective Affiliates.

(c)          1347 Capital agrees, on its own behalf and on behalf of its Affiliates (including the Surviving Company and its Subsidiaries), that from and after the Closing (i) the attorney-client privilege, all other evidentiary privileges, and the expectation of client confidence as to all Attorney-Client Communications belong to Limbach Holders’ Representative and will not pass to or be claimed by 1347 Capital or its Affiliates, and (ii) Limbach Holders’ Representative will have the exclusive right to control, assert or waive the attorney-client privilege, any other evidentiary privilege, and the expectation of client confidence with respect to such Attorney-Client Communications. Accordingly, 1347 Capital will not, and will cause each of its Affiliates (including the Surviving Company and its Subsidiaries) not to, (x) assert any attorney-client privilege, other evidentiary privilege, or expectation of client confidence with respect to any Attorney-Client Communication, except in the event of a post-Closing dispute with a Person that is not a Limbach Holder, Limbach Optionholder or any their respective Affiliates; or (y) take any action which could cause any Attorney-Client Communications to cease being a confidential communication or to otherwise lose protection under the attorney-client privilege or any other evidentiary privilege, including waiving such protection in any dispute with a Person that is not a Limbach Holder, Limbach Optionholder or any their respective Affiliates. Furthermore, 1347 Capital agrees, on its own behalf and on behalf of each of its Affiliates (including, after the Closing, the Company Parties), that in the event of a dispute between any Limbach Holder, Limbach Optionholder and any of its direct or indirect equity holders or Affiliates, on the one hand, and any Company Parties, on the other hand, arising out of or relating to any matter in which Law Firm jointly represented both parties, neither the attorney-client privilege, the expectation of client confidence, nor any right to any other evidentiary privilege will protect from disclosure to such Limbach Holder, Limbach Optionholder or any their respective Affiliates any information or documents developed or shared during the course of Law Firm’s joint representation.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement and Plan of Merger as of the date first above written.

LIMBACH HOLDINGS LLC

By:	/s/ Charles A. Bacon
Name: Charles A. Bacon, III
Title: Chairman and Chief Executive Officer

1347 CAPITAL CORP.

By:	/s/ Gordon G. Pratt
Name: Gordon G. Pratt
Title: President and Chief Executive Officer

FdG HVAC LLC, as Limbach Holders’ Representative

By:	/s/ David S. Gellman
Name: David S. Gellman
Title: Vice President

Signature Page to Agreement and Plan of Merger